EXHIBIT 99.1
                                                                    ------------


------------------------------------------------------------------------------------------------------------------
                                                               Three Months ended              Six Months Ended
                                                                     June 30                       June 30
                                                             2004             2003           2004         2003 (5)
------------------------------------------------------------------------------------------------------------------
FINANCIAL
($CDN thousands, except per unit and per boe amounts)
Revenue before royalties (5)                                233,307         198,542        438,901       376,459
         Per unit (1)                                          1.26            1.36           2.38          2.72
         Per boe (7)                                          44.09           37.77          41.86         40.72
Cash flow (3)                                               122,249         116,546        230,263       219,053
         Per unit (1)                                          0.66            0.80           1.25          1.58
         Per boe (7)                                          23.10           22.17          27.96         23.70
Net income (6) (8)                                           51,181         128,159         91,303       194,201
         Per unit (1) (6)                                      0.28            0.85           0.50          1.37
Cash distributions                                           82,053          67,495        163,268       126,836
         Per unit (1)                                          0.45            0.45           0.90          0.90
Net debt outstanding (4)                                    220,074         466,988        220,074       466,988

OPERATING
Production
         Crude oil (bbl/d)                                   22,720          24,078         23,191        22,580
         Natural gas (mcf/d)                                186,681         175,706        180,607       146,669
         Natural gas liquids (bbl/d)                          4,313           4,397          4,318         4,049
         Total (boe/d) (7)                                   58,147          57,759         57,611        51,074
Average prices  (5)
         Crude oil ($/bbl)                                    47.43           36.61          43.85         38.61
         Natural gas ($/mcf)                                   6.99            6.59           6.83          7.21
         Natural gas liquids ($/bbl)                          38.22           28.83          35.26         33.89
         Oil equivalent ($/boe) (7)                           44.09           37.77          41.86         40.72
------------------------------------------------------------------------------------------------------------------
TRUST UNITS
(thousands)
Units outstanding, end of period                            184,247         160,165        184,247       160,165
Units issuable for exchangeable shares                        3,049           3,019          3,049         3,019
Total units outstanding and issuable for
         exchangeable shares, end of period                 187,296         163,184        187,296       163,184
Weighted average units (2)                                  184,998         145,546        184,167       138,486
------------------------------------------------------------------------------------------------------------------
TRUST UNIT TRADING STATISTICS
($CDN, except volumes) based on intra-day trading
High                                                          15.74           12.84          15.74         12.84
Low                                                           14.28           11.29          13.50         10.89
Close                                                         15.35           12.50          15.35         12.50
Average daily volume                                        336,965         502,784        420,668       407,973
==================================================================================================================

(1) Per unit amounts (with the exception of per unit distributions) are based on weighted average units.
(2)  Includes exchangeable shares converted at the end of period exchange ratio.
(3) Management uses cash flow (before changes in non-cash working capital) to analyze operating performance and leverage. Cash flow as presented does not have any standardized meaning prescribed by Canadian GAAP and therefore it may not be comparable with the calculation of similar measures for other entities. Cash flow as presented is not intended to represent operating cash flow or operating profits for the period nor should it be viewed as an alternative to cash flow from operating activities, net earnings or other measures of financial performance calculated in accordance with Canadian GAAP. All references to cash flow throughout this report are based on cash flow before changes in non-cash working capital.
(4) The 2004 net debt outstanding excludes unrealized commodity and foreign exchange contracts asset and liability, the deferred hedge loss and deferred commodity and foreign currency contracts.
(5) 2003 prices and revenue have been reclassified to reflect prices prior to transportation charges in accordance with CICA section 1100 that was implemented on January 1, 2004. 2003 average prices are inclusive of gains and losses on commodity and foreign currency contracts while 2004 average prices are prior to gains and losses on commodity and foreign currency contracts, pursuant to a new policy for hedge accounting.
(6) Net income and net income per unit for 2003 have been restated for the adoption of new accounting standards for asset retirement obligations and stock based compensation. See Note 2 of the unaudited interim consolidated financial statements for details of the restatement.
(7) Barrels of oil equivalent (BOE's) may be misleading, particularly if used in isolation. In accordance with NI 51-101, a BOE conversion ratio for natural gas of 6 Mcf:1bbl has been used, which is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. References to BOE's throughout this quarterly report are based on a conversion ratio of 6:1.
(8) Net income before non-recurring, non-cash items increased to $58.5 million in the second quarter of 2004 compared to $55.5 million in the second quarter of 2003. Net income of $51.2 million in the second quarter of 2004 included an after-tax non-cash loss of $6.5 million for unrealized losses on derivative contracts and a non-cash unrealized foreign exchange loss of $0.8 million on translation of U.S. denominated debt balances. Net income of $128.2 million in the second quarter of 2003 included a non-cash future income tax recovery of $65 million due to change in future income tax rates and a non-cash unrealized foreign exchange gain of $7.7 million on translation of U.S. denominated debt balances

--------------------------------------------------------------------------------
MESSAGE TO UNITHOLDERS
--------------------------------------------------------------------------------

The oil and gas sector continued to perform strongly in the second quarter as commodity prices remained high with an average WTI price of US$38.34/bbl and an average Alberta AECO natural gas price of $6.80 per mcf. Several fundamental factors account for commodity prices remaining at all time highs. Demand spurred by strong U.S. and Asian economies, political instability in many oil producing countries and tight, just-in-time global supply have all contributed to the current state of the commodity markets. The inability of OPEC to increase production in response to rising demand has contributed to concerns about oil supply. Natural gas prices have risen in tandem with oil prices. Several factors contributed to higher natural gas prices during the quarter including increased demand for gas generated electricity and increased industrial consumption.

ARC Energy Trust ("ARC" or "the Trust") is taking advantage of the elevated commodity prices by expanding its hedging program for 2004 and 2005 at favorable prices. The Trust currently has hedges in place in the $34 to $40 band with approximately 63 per cent of its liquids production hedged for the remainder of 2004 and approximately 46 per cent of oil production hedged for 2005. The Trust is less hedged in natural gas with only 38 per cent of production hedged in the third quarter of 2004 and 27 per cent in the last quarter of 2004. It is the Trust's view that oil prices will be subject to more volatility due to the political premium that currently exists in the market and therefore it is prudent to lock-in current high prices through hedging.

In the past year a major challenge for the sector has been the increasing costs of assets available for acquisition. ARC is in a strong position as it has a portfolio of high quality properties with development opportunities that allow it to be extremely selective in the acquisition market and still maintain production at current levels. The trust industry anticipates substantial acquisition opportunities this year with approximately 150,000 barrels of production per day expected to become available in the market. ARC consistently reviews all acquisition opportunities and with our excellent balance sheet is in a position to compete for appropriate assets that will enhance our current portfolio of assets.

The oil and gas industry is experiencing increases in the cost of industry services and supplies, particularly in the cost of steel, resulting in higher drilling costs. ARC's Board of Directors has approved a $25 million increase in the capital budget for 2004 to $200 million to cover the increased costs and to participate in additional development opportunities. In the current high commodity price environment, the rate of return ARC is achieving on its internal development program significantly exceeds its targeted rate of return on other investment opportunities.

On July 1, 2004, the Alberta Government passed limited liability legislation for unitholders of income trusts. ARC undertook a leadership role in lobbying government politicians for this legislation. Limited liability should remove any remaining barriers for inclusion of trust units in pension funds and for inclusion of some trusts in the S&P index. Unitholders now share similar liability protection as shareholders of public corporations.



                                                          /s/ John P. Dielwart

                                                                John P. Dielwart
                                                         Director, President and
                                                         Chief Executive Officer


2   ARC Energy Trust

--------------------------------------------------------------------------------
ACCOMPLISHMENTS
--------------------------------------------------------------------------------

o Second quarter production averaged 58,147 boe per day compared to 57,759 boe per day in the second quarter of 2003. Production was above forecast due to incremental production from ARC's internal development program and initial high production rates from drilling projects in the Ante Creek and Dawson areas. These initial high rates are expected to taper off in the latter part of the year. ARC's field and operational staff also played a key role in delivering higher than expected production in the quarter by minimizing downtime due to plant turnarounds. With continued internal development and optimization activities on ARC's properties, production volumes for 2004 are expected to average approximately 55,000 boe per day despite a disposition of 1,800 boe per day that occurred during the second quarter.

o ARC realized record cash flow of $122.2 million compared to $116.5 million in the second quarter of 2003 due to continued high commodity prices and increased production. ARC directed $82.1 million of cash flow toward distributions, $34.1 million toward the second quarter capital program, $4.2 million to debt reduction and $1.8 million (including interest) to the reclamation fund.

o Net income before non-recurring, non-cash items increased to $58.5 million in the second quarter of 2004 compared to $55.5 million in the second quarter of 2003. Net income of $51.2 million in the second quarter of 2004 included an after-tax non-cash loss of $6.5 million for unrealized losses on derivative contracts and a non-cash unrealized foreign exchange loss of $0.8 million on translation of U.S. denominated debt balances. Net income of $128.2 million in the second quarter of 2003 included a non-cash future income tax recovery of $65 million due to change in future income tax rates and a non-cash unrealized foreign exchange gain of $7.7 million on translation of U.S. denominated debt balances.

o The Trust declared distributions of $82.1 million ($0.45 per unit) representing a payout ratio of 67 per cent with the remainder of cash flow directed toward funding 100 per cent of ARC's internal development program for the quarter, debt repayment and the reclamation fund. Year-to-date, ARC has funded 65 per cent of its internal development capital program from cash flow.

o The Trust's balance sheet continued to strengthen in the second quarter. The Trust's net debt to annualized cash flow was 0.5 as at June 30, 2004.

o Operating costs were $6.64 per boe in the second quarter of 2004, up slightly from $6.57 per boe in the second quarter of 2003. Per unit operating costs are below forecast for the first half of 2004 due to high production rates along with ARC's ongoing cost reduction initiatives. ARC expects operating costs for the second half of 2004 to come in on-track at approximately $7.00 per boe.


                                                            ARC Energy Trust   3

--------------------------------------------------------------------------------
ACCOMPLISHMENTS (cont'd)
--------------------------------------------------------------------------------

o ARC acquired the remaining 30 per cent ownership of the Cranberry Slave Point D Pool in the Prestville area in northern Alberta through the purchase of a private company. The purchase was completed by issuing 2,032,358 ARC Energy Trust units to the vendor for total consideration of $30.6 million.

o ARC closed previously announced dispositions of approximately 1,800 boe per day of production in the Sundre and Bow Island areas for total consideration of $55 million. The disposition of these properties will enable the Trust to focus on development opportunities in its core areas.

o On April 27, the Trust announced the closing of a US$125 million private placement of long-term debt in the form of senior secured notes to a group of U.S. and Canadian institutional investors. The notes were offered in two tranches with an all-in interest rate of 4.86 per cent and an average life of
   8.8 years. Concurrently, ARC entered into an agreement to swap the fixed rate of 4.62 per cent on a notional amount of US$62.5 million into a variable three month U.S. LIBOR rate plus 38.25 basis points, resulting in a current floating rate of two per cent. Proceeds from the offering were used to repay the Company's outstanding bank debt.

o ARC's foreign ownership level currently stands at approximately 22 per cent, well below the level that would jeopardize the Trust's status as a mutual fund trust.


4    ARC Energy Trust

--------------------------------------------------------------------------------
MANAGEMENT'S DISCUSSION AND ANALYSIS
--------------------------------------------------------------------------------

Management's discussion and analysis ("MD&A") should be read in conjunction with the unaudited interim consolidated financial statements for the period ended June 30, 2004 and the audited consolidated financial statements and MD&A for the year-ended December 31, 2003.

This MD&A was written on July 30, 2004.

Management uses cash flow (before changes in non-cash working capital) to analyze operating performance and leverage. Cash flow as presented does not have any standardized meaning prescribed by Canadian generally accepted accounting principles, ("GAAP") and therefore it may not be comparable with the calculation of similar measures for other entities. Cash flow as presented is not intended to represent operating cash flow or operating profits for the period nor should it be viewed as an alternative to cash flow from operating activities, net earnings or other measures of financial performance calculated in accordance with Canadian GAAP. All references to cash flow throughout this MD&A are based on cash flow before changes in non-cash working capital.

Management uses certain key performance indicators ("KPI's") and industry benchmarks such as operating netbacks ("netbacks") and total capitalization to analyze financial and operating performance. These KPI's and benchmarks as presented do not have any standardized meaning prescribed by Canadian GAAP and therefore may not be comparable with the calculation of similar measures for other entities.

This discussion and analysis contains forward-looking statements relating to future events or future performance. In some cases, forward-looking statements can be identified by terminology such as "may", "will", "should", "expects", "projects", "plans", "anticipates" and similar expressions. These statements represent management's expectations or beliefs concerning, among other things, future operating results and various components thereof or the economic performance of ARC Energy Trust ("ARC" or "the Trust"). The projections, estimates and beliefs contained in such forward-looking statements necessarily involve known and unknown risks and uncertainties, including the business risks discussed in the MD&A as at and for the year ended December 31, 2003, which may cause actual performance and financial results in future periods to differ materially from any projections of future performance or results expressed or implied by such forward-looking statements. Accordingly, readers are cautioned that events or circumstances could cause results to differ materially from those predicted.

The Trust implemented new accounting policies in the first quarter of 2004 and fourth quarter of 2003 pursuant to requirements of the Canadian Institute of Chartered Accountants ("CICA"). The 2004 reported results were impacted as a result of differing presentation and disclosure under the new policies and instruments. In addition, certain amounts presented for comparative purposes have been restated as a result of the retroactive application of these new policies and instruments. See "Impact of New Accounting Policies" in this MD&A for a detailed description of the impact on reported results.


                                                            ARC Energy Trust   5

HIGHLIGHTS
-------------------------------------------------------------------------------------------------------------------
                                                                 Three Months ended            Six Months Ended
                                                                       June 30                      June 30
CDN$ millions, except per unit and volume data                  2004            2003           2004          2003
-------------------------------------------------------------------------------------------------------------------
Cash flow from operations (2)                                  122.2           116.5          230.3         219.1
Cash flow from operations per unit (2)                          0.66            0.80           1.25          1.58
Net income (1) (3)                                              51.2           128.2           91.3         194.2
Net income before non-cash fair value adjustments (1) (3)       57.7           128.2          113.2         194.2
Distributions per unit                                          0.45            0.45           0.90          0.90
Daily production (boe/d) (4)                                  58,147          57,759         57,611        51,074
===================================================================================================================

(1) 2003 net income has been restated for retroactive changes in accounting policies relating to asset retirement obligations and stock based compensation.
(2)  Before changes in non-cash working capital.
(3) Net income is after non-cash charges of $6.5 million and $21.8 million, respectively for the three and six months ended June 30, 2004 relating to fair value adjustments pursuant to hedge accounting. These amounts are net of future income tax recoveries of $3.5 million and $11.7 million, respectively.
(4) Reported production amount is based on company interest before royalty burdens.

PRODUCTION

Production volumes averaged 58,147 boe/d for the second quarter of 2004 and 57,611 boe/d for the first six months of 2004. The one per cent increase in second quarter production and 13 per cent increase in year-to-date 2004 production compared to 2003, was primarily attributed to the acquisition of Star Oil & Gas Ltd. ("Star") in the second quarter of 2003 and positive results of the Trust's winter drilling program.

[GRAPHIC OMITTED]
[BAR CHART -- PRODUCTION]

Second quarter production was three per cent higher than exit 2003 production of approximately 56,500 boe/d. Second quarter production includes approximately 2,300 boe/d for new wells drilled and tied-in during the first half of 2004. The incremental production was partially offset by natural production declines on existing properties.

During the second quarter, the Trust drilled 17 net wells on operated properties; 10 oil wells and seven natural gas wells. On a year-to-date basis, the Trust has drilled 38 net wells on operated properties; 21 oil wells and 17 natural gas wells.

-----------------------------------------------------------------------------------------------------------------
                                      Three Months Ended                        Six Months Ended
                                            June 30                   %              June 30                  %
Production                            2004          2003         Change         2004         2003        Change
-----------------------------------------------------------------------------------------------------------------
Crude oil (bbl/day)                 22,720        24,078            (6)       23,191       22,580             3
Gas (mcf/day)                      186,681       175,706             6       180,607      146,669            23
NGL (bbl/day)                        4,313         4,397            (2)        4,318        4,049             7
-----------------------------------------------------------------------------------------------------------------
Total Production (boe/d)            58,147        57,759             1        57,611       51,074            13
=================================================================================================================

Natural gas production increased to 187 Mmcf per day in the second quarter of 2004 and 181 Mmcf per day for the first six months of 2004, an increase of six per cent and 23 per cent, respectively, from the same periods of 2003. Year-to-date natural gas production comprised approximately 52 per cent of the Trust's production portfolio compared to 48 per cent in the comparative period of 2003.


6       ARC Energy Trust

---------------------------------------------------------------------------------------------------------------
                                                             Three Months ended            Six Months Ended
                                                                   June 30                      June 30
Production split (per cent)                                 2004            2003           2004          2003
---------------------------------------------------------------------------------------------------------------
Crude oil and NGL's                                           46              49             48            52
Natural gas                                                   54              51             52            48
---------------------------------------------------------------------------------------------------------------
TOTAL PER CENT                                               100             100            100           100
===============================================================================================================

In May 2004, ARC disposed of its Sundre properties in the Central Alberta area. The disposed properties accounted for production of approximately 1,800 boe/d and proved plus probable reserves of 8,800 Mboe. With the acquisition of the additional interest in the Prestville area, the Trust added approximately 200 boe/d of production.

The following table summarizes the Trust's production by core area for the second quarter of 2004:

-----------------------------------------------------------------------------------------------------------------
Q2 2004                                    Total            Oil          Natural Gas          NGL & Condensate
Production by Core Area (1)                boe/d         bbls/d                mcf/d                    bbls/d
-----------------------------------------------------------------------------------------------------------------
Central AB                                 9,363          2,044               33,316                     1,766
Northern AB & BC                          20,436          5,772               78,692                     1,549
Pembina                                    7,646          3,606               19,057                       864
Southeast AB & Southwest Sask.            10,673          1,693               53,785                        16
Southeast Sask.                           10,029          9,605                1,831                       118
-----------------------------------------------------------------------------------------------------------------
TOTAL                                     58,147         22,720              186,681                     4,313
=================================================================================================================

(1) Provincial references: AB is Alberta, BC is British Columbia, Sask. is Saskatchewan.

The following table summarizes the Trust's year-to-date 2004 production by core area:

-----------------------------------------------------------------------------------------------------------------
YTD 2004                                   Total            Oil          Natural Gas          NGL & Condensate
Production by Core Area (1)                boe/d         bbls/d                mcf/d                    bbls/d
-----------------------------------------------------------------------------------------------------------------
Central AB                                 9,888          2,313               33,975                     1,912
Northern AB & BC                          19,425          5,726               73,329                     1,478
Pembina                                    7,331          3,644               17,332                       798
Southeast AB & Southwest Sask.            10,797          1,745               54,215                        16
Southeast Sask.                           10,170          9,763                1,756                       114
-----------------------------------------------------------------------------------------------------------------
TOTAL                                     57,611         23,191              180,607                     4,318
-----------------------------------------------------------------------------------------------------------------

(1) Provincial references: AB is Alberta, BC is British Columbia, Sask. is Saskatchewan.

The Trust expects production for 2004 to approximate 55,000 boe/d.

COMMODITY PRICES AND HEDGING
-----------------------------------------------------------------------------------------------------------------
                                        Three Months Ended                        Six Months Ended
                                              June 30                   %              June 30                %
Benchmark prices                        2004            2003       Change         2004         2003      Change
-----------------------------------------------------------------------------------------------------------------
AECO gas ($/mcf) (1)                    6.80            6.99           (3)        6.70         7.47         (10)
WTI oil (U.S.$/bbl) (2)                38.34           28.90           33        36.75        31.34          17
CDN/USD foreign exchange rate           0.74            0.71            4         0.75         0.69           9
WTI oil (CDN$/bbl)                     52.12           40.43           29        49.17        45.56           8
-----------------------------------------------------------------------------------------------------------------

(1)  Represents the AECO monthly posting.
(2)  WTI represents West Texas Intermediate posting as denominated in US$.

The Canadian denominated oil price received by ARC and other Canadian energy companies was negatively impacted by the continued strength of the Canadian dollar with respect to the U.S. dollar during 2004. Despite the 17 per cent increase in the year-to-date USD WTI oil price in 2004, the Canadian denominated oil price increased


                                                            ARC Energy Trust   7
by only eight per cent to $49.17 per barrel in 2004 compared to $45.56 per barrel in 2003. The Trust's realized oil price increased by 30 per cent to $47.43 per barrel in the second quarter of 2004 compared to $36.61 per barrel in the second quarter of 2003. The Trust's year-to-date realized oil price increased by 14 per cent to $43.85 per barrel in 2004 from $38.61 per barrel in 2003.

Alberta AECO Hub prices were $6.80 per mcf and $6.70 per mcf for the second quarter and first six months of 2004, respectively, decreasing slightly from the $6.99 per mcf and $7.47 per mcf for the same periods of 2003. ARC's second quarter gas price decreased by six per cent to $6.99 per mcf and year-to date gas price decreased by five per cent to $6.83 per mcf compared to the same periods of 2003.

Prior to hedging activities, ARC realized $44.09 per boe in the second quarter of 2004, a 15 per cent increase over the $38.30 received prior to hedging in 2003. On a year-to-date basis, the Trust has received $41.86 per boe, down slightly from the $42.29 per boe received for the same period in 2003. ARC's reported price of $44.09 per boe in the second quarter of 2004 is not directly comparable to the $37.77 per boe price reported for the second quarter of 2003 as a result of new hedge accounting guidelines that were implemented in 2004. Under the new hedge accounting guideline, 2004 revenue and prices are presented prior to hedging gains or losses while 2003 revenue and prices are inclusive of realized hedging gains or losses. See "Impact of New Accounting Policies" for further discussion regarding the impact of Hedge Accounting that was implemented in 2004.

-----------------------------------------------------------------------------------------------------------------
                                            Three Months Ended                       Six Months Ended
                                                  June 30                %                June 30             %
ARC REALIZED PRICES (1) (2)                  2004         2003      Change           2004      2003      Change
-----------------------------------------------------------------------------------------------------------------
Oil ($/bbl)                                 47.43        36.61          30          43.85     38.61          14
Natural gas ($/mcf)                          6.99         6.59           6           6.83      7.21          (5)
NGL's ($/bbl)                               38.22        28.83          33          35.26     33.89           4
-----------------------------------------------------------------------------------------------------------------
Total commodity revenue ($/boe)             43.82        37.51          17          41.69     40.47           3
Other revenue ($/boe)                        0.27         0.26           4           0.17      0.25         (32)
-----------------------------------------------------------------------------------------------------------------
TOTAL REVENUE ($/BOE)                       44.09        37.77          17          41.86     40.72           3
-----------------------------------------------------------------------------------------------------------------
TOTAL REVENUE BEFORE HEDGING ($/BOE)        44.09        38.30          15          41.86     42.29          (1)
-----------------------------------------------------------------------------------------------------------------

(1) 2004 revenue and prices as reported above are prior to hedging gains and losses on commodity and foreign currency contracts. All gains and losses on 2004 contracts are included in "loss on commodity and foreign currency contracts" in the statement of income as these contracts have not been designated as accounting hedges. 2003 reported prices are net of hedging gains and losses.
(2) 2003 prices have been reclassified to reflect prices prior to transportation costs.

The Trust has entered into foreign currency hedging contracts to minimize the impact that fluctuations in the CDN/USD exchange rate have on cash flow. In addition, the majority of the Trust's debt balance and certain of the Trust's transactions are denominated in U.S. dollars that partially offset the negative impact of CDN/USD exchange rate fluctuations.

Reported prices reflect field prices net of quality differentials and prior to transportation costs. Commencing in 2004, the Trust has reclassified the presentation of revenue to reflect revenue and prices prior to transportation charges. Prices reported in 2003 have been reclassified to reflect the same presentation. See "Impact of New


8       ARC Energy Trust

Accounting Policies" in this MD&A for further discussion of the nature and impact of the transportation cost presentation.

[GRAPHIC OMITTED]
[BAR CHART -- AVERAGE SELLING PRICE]

RISK MANAGEMENT AND HEDGING ACTIVITIES

The Trust uses a variety of commodity and foreign currency contracts including fixed price swaps, collared contracts, max payouts and three-way collars to manage the Trust's exposure to fluctuations in commodity prices, foreign exchange rates and interest rates. The Trust considers these contracts to be effective economic hedges.

In response to the current commodity price environment, the Trust has varied its hedging strategy. Previously, the Trust's hedging portfolio consisted of a large number of fixed price contracts that mitigated the risk associated with downturns in commodity prices, however they limited the Trust's upside potential in rising commodity price environments. The Trust's current strategy is to focus on "collar" agreements that limit the Trust's exposure to downturns in commodity prices while allowing more participation in commodity price increases.

The Trust's commodity and foreign currency contract portfolio is undertaken with financially sound counterparties to reduce the Trust's exposure to credit risk. The Trust does not enter into contracts directly but facilitates such contracts through an approved counterparty such as a Chartered Bank. All contracts require approval of the Trust's Risk Management Committee prior to execution.

Following is a summary of contracts in place for the second quarter of 2004 and the remainder of the contract period as at June 30, 2004:

----------------------------------------------------------------------------------------------------------------
                                                     Q2 2004                       Remaining Contract Term (3)
                                   ------------------------------------      -----------------------------------
                                             Total              Average                Total            Average
                                          Contract       Contract Price             Contract     Contract Price
                                         Volume(2)              CDN$(1)            Volume(2)            CDN$(1)
----------------------------------------------------------------------------------------------------------------
Oil (mbbls)                                  1,515           $    38.46                7,386         $    41.26
Natural gas (Mmcf)                           5,133                 6.25               11,289               7.06
----------------------------------------------------------------------------------------------------------------
     Total Mboe                              2,371                38.11                9,268              41.48
Foreign currency (sell US$) (4)    US$35.1 Million                 0.74        US$65 Million               0.74
Electricity (MW/h)                          10,920                63.00              284,640              63.00
----------------------------------------------------------------------------------------------------------------
Interest rates (5)                 US$62.5 Million      LIBOR+38.25 bps      US$62.5 Million    LIBOR+38.25 bps
================================================================================================================

(1) Contracts denominated in US$ have been converted to the CDN$ equivalent at the period end foreign exchange rate. Prices represent average prices as of June 30, 2004. In the case of collar contracts for oil and natural gas contracts, the forward prices as at June 30, 2004 were referenced to determine the relevant contract price for the remaining contract period.
(2) Volumes represent total volume for oil and natural gas and total megawatts for electricity for the second quarter of 2004.
(3) The amounts presented for the remaining contract period represent contracts in place for commodity contracts to December 2005, for electricity until 2010 and for interest rates until 2014.
(4) Total contract volume for foreign currency contracts represents the total US$ sell amount for the respective term.
(5) Average rate on the interest rate swap is based on the three month LIBOR plus 38.25 basis points.

For the second quarter of 2004, the Trust had contracts in place for approximately 64 per cent of liquids production and 35 per cent of natural gas production. For the remainder of 2004, the Trust has contracts in place


                                                            ARC Energy Trust   9
for 3,006,000 barrels of oil (16,300 barrels per day), representing 63 per cent of liquids production, at an average price of $42.36 per barrel. Approximately 33 per cent of natural gas production, 10,435,687 mcf of gas (59,700 mcf per day), is contracted at an average price of $6.74 per mcf for the remainder of 2004. In the case of collar contracts for oil and natural gas contracts, the forward prices for the second half of 2004 were referenced to determine the relevant contract price for the remainder of 2004. Foreign exchange contracts to sell US$65 million at an average exchange rate of $0.74, and an electricity contract for 5 MW/h at a fixed price of $63 per MW/h are in place for the remainder of 2004. The Trust's oil contracts are based on the WTI index and the majority of the Trust's natural gas contracts are based on the AECO monthly index.

REVENUE

Revenue before hedging increased to $233.3 million in the second quarter of 2004 and to $438.9 for the first six months of 2004, an increase of 18 per cent and 17 per cent, respectively, compared to the same periods in 2003. Higher production volumes as a result of the Star acquisition in the second quarter of 2003 contributed to higher revenue in the second quarter and first six months of 2004. Revenue in 2003 included hedging losses of $2.8 million ($0.53 per boe) in the second quarter and $14.4 million ($1.56 per boe) for the first six months of 2003, respectively. Hedging gains and losses in 2004 have been presented as a separate component of revenue in the statement of income rather than being netted against sales.

A breakdown of revenue is as follows:

----------------------------------------------------------------------------------------------------------------
                                       Three Months Ended                       Six Months Ended
                                             June 30                  %              June 30                  %
REVENUE ($ THOUSANDS)(1)(2)             2004          2003       Change         2004         2003        Change
----------------------------------------------------------------------------------------------------------------
Oil revenue                           98,070        80,220           22      185,095      157,796            17
Natural gas revenue                  118,815       105,415           13      224,352      191,526            17
NGL's revenue                         15,000        11,537           30       27,707       24,840            12
----------------------------------------------------------------------------------------------------------------
Total commodity revenue              231,885       197,172           18      437,154      374,162            17
Other revenue                          1,422         1,370            4        1,747        2,297           (24)
----------------------------------------------------------------------------------------------------------------
TOTAL REVENUE (2)                    233,307       198,542           18      438,901      376,459            17
----------------------------------------------------------------------------------------------------------------
TOTAL REVENUE BEFORE HEDGING (2)     233,307       201,331           16      438,901      390,902            12
================================================================================================================

(1) 2003 revenue has been reclassified to reflect revenue prior to transportation costs. Revenue and transportation both increased by $3.5 million and $4.8 million, respectively, in the second quarter and first six months of 2003 as a result of the reclassification.
(2) Revenue for the second quarter and first six months of 2003 includes cash hedging losses of $5.9 million and $18.9 million, respectively and non-cash hedging gains of $3.1 million and $4.5 million, respectively. There are no hedging gains or losses in the reported 2004 revenue amounts. Gains and losses on hedging contracts in 2004 have been reported separately in the statement of income.

GAIN OR LOSS ON COMMODITY AND FOREIGN EXCHANGE CONTRACTS

Gain or loss on commodity and foreign exchange contracts comprises realized and unrealized gains or losses on commodity and foreign currency contracts that do not meet the requirements of an effective accounting hedge, even though the Trust considers all commodity and foreign currency contracts to be effective economic hedges. Accordingly, gains and losses on such contracts are shown as a separate expense in the statement of income.


10      ARC Energy Trust

The Trust recorded a loss on commodity and foreign exchange contracts of $26.9 million in the second quarter of 2004 and $61.7 million for the first six months of 2004. Following is a loss on commodity and foreign exchange contracts in 2004:

-----------------------------------------------------------------------------------------------------------------
COMMODITY AND FOREIGN EXCHANGE CONTRACTS                                    Q2               Q1             YTD
-----------------------------------------------------------------------------------------------------------------
($ thousands except per BOE amounts)                                      2004             2004            2004
REALIZED CASH GAIN (LOSS) ON CONTRACTS (1)                             (17,972)         (13,556)        (31,528)
     Per boe (5)                                                         (3.40)           (2.61)          (3.01)
-----------------------------------------------------------------------------------------------------------------
NON-CASH GAIN (LOSS) ON CONTRACTS (2)                                    1,050            2,414           3,464
     Per boe (5)                                                          0.20             0.46            0.33
-----------------------------------------------------------------------------------------------------------------
Non-cash amortization of opening deferred hedge loss (3)                (4,328)          (7,130)        (11,458)
Unrealized gain (loss) on contracts, change in fair value (4)           (5,698)         (16,475)        (22,173)
-----------------------------------------------------------------------------------------------------------------
TOTAL NON-CASH FAIR VALUE GAIN (LOSS) ON CONTRACTS                     (10,026)         (23,605)        (33,631)
     Per boe (5)                                                         (1.08)           (4.07)          (3.63)
-----------------------------------------------------------------------------------------------------------------
TOTAL GAIN (LOSS) ON COMMODITY AND FOREIGN CURRENCY CONTRACTS          (26,948)         (34,747)        (61,695)
     Per boe (5)                                                         (5.09)           (6.69)          (5.88)
=================================================================================================================

(1) The realized cash loss on contracts consisted of a cash loss of $14.6 million ($7.05 per barrel) on oil and a cash loss of $2.9 million ($0.17 per mcf) on gas for the second quarter of 2004 and a year-to-date cash loss of $29.1 million ($6.88 per barrel) on oil and $3.7 million ($0.11 per mcf) on gas.
(2) Non-cash gains of $1 million and $3.5 million for the second quarter and first six months of 2004 represent non-cash amortization of deferred commodity and foreign currency contracts.
(3) Represents non-cash amortization of the opening deferred hedge loss of $14.6 million to income over the terms of the contracts in place at January 1, 2004.
(4) The unrealized loss on contracts represents the change in fair value of the contracts during the period. The fair value of the contracts was a loss of $14.6 million at January 1, 2004, a loss of $31 million at March 31, 2004 and a loss of $36.8 million at June 30, 2004.
(5) Per boe amounts were based on quarterly production for the realized cash losses and the non-cash losses. The per boe amount for total fair value loss on contracts was calculated based on the total hedged volume for the remainder of the contract term of 9,268,000 boe.

The second quarter $26.9 million loss on commodity and foreign currency contracts consisted of a realized (cash) loss of $18 million ($3.40 per boe), an unrealized (non-cash) fair value loss of $10 million ($1.08 per boe over the remaining contracted volume), and a non-cash gain of $1.1 million ($0.20 per boe). The year-to-date $61.7 million loss on commodity and foreign currency contracts consisted of a realized (cash) loss of $31.5 million ($3.01 per boe), an unrealized (non-cash) fair value loss of $33.6 million ($3.63 per boe over the remaining contracted volume), and a non-cash gain of $3.5 million ($0.33 per boe). The unrealized loss on commodity and foreign currency contracts reflects the change in the fair value of commodity and foreign exchange contracts during each reporting period. In 2003, there were no unrealized gains or losses on commodity and foreign currency contracts, as all contracts were deemed to be effective accounting hedges up to December 31, 2003.

[GRAPHIC OMITTED]
[BAR CHART -- NETBACK]

OPERATING NETBACKS

The Trust's operating netback increased 10 per cent to $24.93 per boe in the second quarter of 2004 compared to $22.69 per boe in the second quarter of


                                                            ARC Energy Trust  11

2003. The increase is due to a higher second quarter realized price. The year-to-date netback decreased four per cent to $23.86 per boe from $24.93 per boe in 2003 as a result of the slightly lower year-to-date realized price.

The netbacks incorporate realized losses on commodity and foreign currency contracts of $3.20 per boe and $2.68 per boe for second quarter and first six months of 2004, respectively. Fair value losses on commodity and foreign currency contracts of $10 million and $33.6 million in the second quarter and first six months of 2004 were not recorded as a reduction of the netback.

The components of operating netbacks are shown below:

-------------------------------------------------------------------------------------------------------------------
                                                                         Q2 2004                        Q2 2003
                                                         Oil           Gas         NGL       TOTAL        Total
NETBACK                                              ($/bbl)       ($/mcf)     ($/boe)     ($/BOE)      ($/boe)
-------------------------------------------------------------------------------------------------------------------
Market price (1)                                       47.43          6.99       38.22       43.82        38.04
Realized loss on commodity and
          foreign currency contracts (2)               (7.30)        (0.11)         --       (3.20)       (0.53)
-------------------------------------------------------------------------------------------------------------------
Selling price                                          40.13          6.88       38.22       40.62        37.51
Other revenue                                             --            --          --        0.27         0.26
-------------------------------------------------------------------------------------------------------------------
Total revenue                                          40.13          6.88       38.22       40.89        37.77
Royalties                                              (7.73)        (1.51)     (10.35)      (8.64)       (7.86)
Transportation (1)                                     (0.30)        (0.18)         --       (0.68)       (0.65)
Operating costs (4)                                    (8.31)        (0.90)      (6.97)      (6.64)       (6.57)
-------------------------------------------------------------------------------------------------------------------
Netback                                                23.79          4.29       20.90       24.93        22.69
===================================================================================================================
Commodity revenue subject to royalties (3)             47.13          6.81       38.22       43.14        37.38
Royalties as a percentage of revenue (per cent)         16.4          22.2        27.1        20.0         21.0
===================================================================================================================


-------------------------------------------------------------------------------------------------------------------
                                                                        YTD 2004                       YTD 2003
                                                         Oil           Gas         NGL       TOTAL        Total
NETBACK                                              ($/bbl)       ($/mcf)     ($/boe)     ($/BOE)      ($/boe)
-------------------------------------------------------------------------------------------------------------------
Market price (1)                                       43.85          6.83       35.26       41.69        42.03
Realized loss on commodity and
          foreign currency contracts (2)               (6.26)        (0.05)         --       (2.68)       (1.56)
-------------------------------------------------------------------------------------------------------------------
Selling price                                          37.59          6.78       35.26       39.01        40.47
Other revenue                                             --            --          --        0.17         0.25
-------------------------------------------------------------------------------------------------------------------
Total revenue                                          37.59          6.78       35.26       39.18        40.72
Royalties                                              (7.61)        (1.36)      (9.68)      (8.06)       (8.41)
Transportation (1)                                     (0.26)        (0.19)         --       (0.71)       (0.51)
Operating costs (4)                                    (7.88)        (0.93)      (6.39)      (6.55)       (6.87)
-------------------------------------------------------------------------------------------------------------------
Netback                                                21.84          4.30       19.19       23.86        24.93
===================================================================================================================
Commodity revenue subject to royalties (3)             43.59          6.64       35.26       40.98        41.52
Royalties as a percentage of revenue (per cent)         17.5          20.5        27.5        19.7         20.3
===================================================================================================================

(1) 2003 revenue and transportation costs have been reclassified to reflect revenue prior to transportation costs. Previously, revenue was presented net of transportation costs. This reclassification did not impact the netback.
(2) Excludes fair value losses of $10 million and $33.6 million in the second quarter and first six months of 2004 on commodity and foreign currency contracts.
(3) Based on commodity field price before hedging and net of transportation costs.
(4) Operating expenses are composed of direct costs incurred to operate both oil and gas wells. A number of assumptions have been made in allocating these costs between oil, natural gas and natural gas liquids production.


12      ARC Energy Trust

Royalties increased to $8.64 per boe in the second quarter of 2004 compared to $7.86 per boe in the second quarter of 2003. Year-to-date royalties decreased slightly to $8.06 per boe from $8.41 per boe in 2003. Royalties are calculated and paid based on commodity revenue net of associated transportation costs and before any commodity hedging gains or losses. Royalties as a percentage of pre-hedged commodity revenue net of transportation costs decreased slightly to 20 per cent for the second quarter of 2004 compared to 21 per cent for the same period in 2003. The year-to-date royalty rate decreased slightly to 19.7 per cent for the first six months of 2004 compared to 20.3 per cent in 2003.

Operating costs, net of processing income, increased in total to $35.2 million in the second quarter of 2004 from $34.6 million for the same period in 2003. The two per cent increase in the dollar amount of operating costs was associated with higher production in the second quarter of 2004. Second quarter operating costs per boe remained relatively consistent at $6.64 per boe in 2004 compared to $6.57 per boe in the second quarter of 2003. Year-to-date operating costs increased to $68.7 million in the first six months of 2004 from $63.5 million in the first six months of 2003 due to increased production. Year-to-date operating costs per boe decreased five per cent to $6.55 per boe in 2004 from $6.87 per boe in 2003. The decrease in per boe operating costs for the first half of 2004 relative to 2003 was due to the divestment of higher cost properties in the third quarter of 2003 and an increase in natural gas weighting of the Trust's production following the Star acquisition. In addition, cost adjustments on ARC's non-operated properties for pre-2003 production periods negatively impacted the Trust's operating costs in the first half of 2003.

Due to the cyclical nature of operating costs, the Trust expects operating costs to increase in the third quarter of 2004 as a result of increased well service and work-over activity. ARC continues to closely manage and monitor costs on operated and non-operated properties to maximize the cost-effectiveness of the Trust's operations while maintaining field safety as its number one priority.

ARC expects 2004 operating costs to average approximately $7.00 per boe for remainder of 2004.

Effective for 2004, ARC's transportation costs have been presented as an expense in the statement of income whereas previously they were recorded as a reduction of revenue. For comparative purposes, 2003 amounts have been reclassified. Transportation costs as presented in the statement of income are defined by the point of legal transfer of the product. Transportation costs are dependent upon where the product is sold, product split, location of properties, and industry transportation rates that are driven by supply and demand of available transport capacity. For gas production, legal title transfers at the intersection of major pipelines (referred to as "the Hub") whereas the majority of ARC's oil production is sold at the wellhead. Consequently, there are higher transportation costs incurred with gas production due to the distance from the wellhead to the Hub.

Transportation costs remained relatively consistent at $0.68 per boe in the second quarter of 2004 compared to $0.65 per boe in the second quarter of 2003. Year-to-date transportation costs increased to $0.71 per boe in the first half of 2004 from $0.51 per boe in the first half of 2003. The increase in ARC's year-to-date transportation


                                                            ARC Energy Trust  13
costs per boe is due to a higher proportion of natural gas production and a higher volume of gas being transported for sale at Hubs in eastern Canada and the United States. Natural gas sold at these points incurs higher transportation costs but typically yields a higher sales price.

GENERAL AND ADMINISTRATIVE EXPENSES AND TRUST UNIT INCENTIVE COMPENSATION

Cash general and administrative expenses ("G&A"), net of overhead recoveries on operated properties, increased to $5.4 million ($1.02 per boe) from $4.8 million ($0.92 per boe) in the second quarter of 2003. Year-to-date cash G&A expenses increased to $10.3 million ($0.98 per boe) in the first six months of 2004 from $8.8 million ($0.95) in 2003. Increases in cash G&A expenses in total and per boe were the result of the Star acquisition and increasing costs to manage the business.

A non-cash trust unit incentive compensation expense ("non-cash compensation expense") of $0.6 million ($0.11 per boe) was recorded in the second quarter of 2004 compared to $0.2 million ($0.03 per boe) in the second quarter of 2003. The total non-cash compensation expense recorded for the first six months of 2004 was $3.4 million ($0.33 per boe) compared to $0.2 million ($0.02 per boe) for the first six months of 2003. This non-cash amount relates to the value attributed to rights and trust units granted to officers, directors, employees and contract employees under the Trust Unit Incentive Rights Plan ("Rights Plan"). The $0.6 million second quarter non-cash expense for the Rights Plan and $4.1 million year-to-date non-cash expense was determined based on the rights outstanding that were subject to valuation and the market price of the trust units. Only the rights that were issued on or after January 1, 2003 are subject to valuation and expense in the statement of income. The expense associated with the Rights Plan was significantly lower in the second quarter of 2004 relative to the first quarter as the trust unit price increased significantly in the first quarter but remained relatively stable throughout the second quarter. An expense of $0.2 million was recorded in the second quarter and first six months of 2003 for the value of rights in that period.

The Trust implemented a new Whole Trust Unit Incentive Plan ("Whole Unit Plan") that will result in future cash payments to Employees and Officers of the Trust. The $0.7 million non-cash expense attributed to the new Whole Unit Plan is based on 314,625 committed trust units under the Whole Unit Plan as at June 30, 2004. The value of this plan is based on the market price of the underlying trust units in addition to accumulated distributions that are accrued as part of the expense amount. The $0.7 million expense recorded in the second quarter consists of a short-term portion of $0.3 million and a long-term portion of $0.4 million. Under the new Whole Unit Plan, a non-cash expense will be recorded each period in the statement of income. A realization of the expense and a resulting reduction in cash flow will occur each year when a cash payment is made upon vesting. Vesting under the current plan will occur in the second quarter of each year. The Whole Unit Plan expense does not impact cash flow until a cash payment is made.


14      ARC Energy Trust

Following is a breakdown of G&A and trust unit incentive compensation expense:

-----------------------------------------------------------------------------------------------------------------
G&A AND TRUST UNIT INCENTIVE                      Three Months Ended                 Six Months Ended
    COMPENSATION EXPENSE                                June 30              %            June 30             %
    ($ THOUSANDS EXCEPT PER BOE)                  2004        2003      Change       2004       2003     Change
-----------------------------------------------------------------------------------------------------------------
G&A expenses                                     7,762       6,306          23     15,162     11,804         28
Operating recoveries                            (2,356)     (1,497)         57     (4,878)    (2,986)        63
-----------------------------------------------------------------------------------------------------------------
Cash G&A expenses                                5,406       4,809          12     10,284      8,818         17
Non-cash compensation - Rights Plan                565         147         284      3,410        147       2220
Accrued cash compensation - Whole Unit Plan        645          --          --        645         --         --
-----------------------------------------------------------------------------------------------------------------
Total G&A and trust unit incentive
    compensation expense                         6,616       4,956          33     14,339      8,965         60
-----------------------------------------------------------------------------------------------------------------
Cash G&A expenses per boe                         1.02        0.92          11       0.98       0.95          3
Total G&A and trust unit incentive
    compensation expense per boe                  1.25        0.94          33       1.37       0.97         41
=================================================================================================================

The Trust expects 2004 G&A costs, excluding non-cash G&A associated with the Trust's Rights Plan and Whole Unit Plan, to increase slightly to approximately $1.05 - $1.10 per boe. In addition, the Trust expects non-cash G&A of approximately $0.25 - $0.35 per boe for the non-cash trust unit incentive compensation expense associated with the Rights Plan and Whole Unit Plan.

INTEREST EXPENSE

Interest expense decreased to $4.8 million in the second quarter of 2004 from $6.1 million in the second quarter of 2003. The decrease in the second quarter and year-to-date interest expense is attributed to a lower average debt balance in 2004 compared to 2003. Included in the second quarter interest expense are fees incurred upon issuance of the US$125 million notes and the cost of increasing the Trust's banking group from five lenders to eight lenders. On April 27, with the issuance of US$125 million of notes, the Trust repaid all prime-based Canadian denominated debt. As at June 30, 2004 the Trust's debt balance was entirely U.S. denominated fixed rate debt with an average rate of
5.5 per cent (4.3 per cent including the current impact of the interest rate swap contracts) and an average life of 6.8 years.

With the issuance of the fixed rate notes and repayment of variable rate debt, the Trust's effective interest rate increased slightly. The Trust anticipates that interest rates will increase in the future, therefore, by fixing the interest rate on long-term debt, the Trust has implemented a natural hedge for future cash flow and cash distributions against the impact of rising interest rates in the longer-term.

In order to capitalize on low short-term interest rates, the Trust entered into interest rate swap agreements to convert US$62.5 million of fixed rate debt into floating rate debt at a rate equal to the three month LIBOR rate plus 38.25 basis points through to 2014. Including the interest rate swap, the Trust's effective interest rate on all debt balances currently approximates 4.3 per cent (5.5 per cent excluding the interest rate swap contracts). The Trust realized a cash gain of $0.5 million on the interest rate swap in the second quarter of 2004 and this amount has been netted against interest expense in the statement of income. The average rate on the interest rate swap in the second quarter approximated 1.6 per cent.


                                                            ARC Energy Trust  15

-----------------------------------------------------------------------------------------------------------------------
                                                       Three Months Ended                  Six Months Ended
                                                             June 30               %            June 30             %
Interest Expense ($ thousands)                          2004        2003      Change       2004       2003     Change
-----------------------------------------------------------------------------------------------------------------------
Period end debt balance (1)                          254,676     437,881         (58)   254,676    437,881        (58)
     Fixed rate debt                                 254,676     132,028          92    254,676    132,028         92
     Floating rate debt                                   --     305,853          --         --    305,853         --
-----------------------------------------------------------------------------------------------------------------------
Interest expense before interest rate swaps (3)        5,246       6,120         (14)     7,864      9,945        (21)
Gain on interest rate hedge                             (473)         --          --       (473)        --         --
-----------------------------------------------------------------------------------------------------------------------
Net interest expense (2)                               4,773       6,120         (22)     7,391      9,945        (26)
=======================================================================================================================

(1) Includes both long-term and current portions of debt. 2003 debt balances exclude the convertible debentures.
(2) The interest rate swap was designated as an effective hedge for accounting purposes whereby actual realized gains and losses are netted against interest expense.
(3)  2003 interest expense excludes interest on convertible debentures.


FOREIGN EXCHANGE GAINS AND LOSSES

For the second quarter of 2004, the Trust recorded a loss of $4.4 million ($0.82 per boe) on foreign exchange transactions compared to a gain of $7.4 million ($1.41 per boe) in the second quarter of 2003. On a year-to-date basis, the Trust recorded a loss of $5.1 million ($0.48 per boe) on foreign exchange transactions in 2004 compared to a gain of $14.9 million ($1.61 per boe) in 2003. These amounts include both realized and unrealized foreign exchange gains and losses. Unrealized foreign exchange gains and losses are due to revaluation of U.S. denominated debt balances. The volatility of the Canadian dollar during the reporting period has a direct impact on the unrealized component of the foreign exchange gain or loss. Due to the relative stability of the Canadian dollar in the first six months of 2004 relative to 2003, the unrealized foreign exchange gain was $1.8 million in the first six months of 2004 compared to a gain of $15.1 million in the first six months of 2003. The unrealized gain/loss impacts net income but does not impact cash flow as it is a non-cash amount. Realized foreign exchange gains or losses arise from U.S. denominated transactions such as interest payments, debt repayments, hedging settlements, revenue receipts and unitholder payments. During the second quarter, the Trust recorded a realized foreign exchange loss of $5.9 million upon repayment of US$105 million of debt. Due to the weakening of the Canadian dollar between the issuance and repayment dates of the debt, the Canadian dollar equivalent value of the debt increased by $5.9 million from the date of issuance to repayment.

Following is a breakdown of the total foreign exchange gain (loss):

--------------------------------------------------------------------------------------------------------------------
                                                                Three Months Ended              Six Months Ended
Foreign exchange gain (loss)                                          June 30                        June 30
   ($ thousands except per boe)                                2004           2003             2004           2003
--------------------------------------------------------------------------------------------------------------------
Unrealized gain (loss) on U.S. denominated debt               (806)          7,700          (1,749)         15,102
Realized (loss) on U.S. debt repayment                      (5,858)             --          (5,858)             --
REALIZED GAIN (LOSS) ON U.S. DENOMINATED TRANSACTIONS        2,312            (277)          2,555            (184)
TOTAL FOREIGN EXCHANGE GAIN (LOSS)                          (4,352)          7,423          (5,052)         14,918
--------------------------------------------------------------------------------------------------------------------
TOTAL FOREIGN EXCHANGE GAIN (LOSS) PER BOE                   (0.82)           1.41           (0.48)           1.61
====================================================================================================================


16      ARC Energy Trust

TAXES

Capital taxes paid or payable by ARC, based on debt and equity levels at the end of the year, amounted to $0.7 million in the second quarter of 2004 compared to $0.3 million in the second quarter of 2003. Year-to-date capital taxes were $1.4 million for the first six months of 2004 compared to $0.4 million in 2003. The increase in 2004 capital taxes was attributed to the higher taxable capital base as a result of the Star acquisition as well as a lower installment base for the first quarter of 2003 due to prior year excess installments having been made.

In the second quarter of 2004, a future income tax recovery of $5.5 million was included in income compared to a $71.2 million recovery in the second quarter of 2003. A year-to-date tax recovery of $21.2 million was recorded for the first six months of 2004 compared to a recovery of $67.9 million in 2003. The lower future income tax recoveries in the second quarter and first six months of 2004 relative to 2003 are due to a recovery of $65 million being recorded in the second quarter of 2003 as a result of reductions in future income tax rates that were effective in 2003. The year-to-date 2004 future income tax recovery of $21.2 million includes a recovery of $3.2 million due to the change in Alberta corporate income tax rates and recovery of $11.7 million due to the net derivative liability recorded on the balance sheet at June 30, 2004 pursuant to hedge accounting.

Upon acquisition of United Prestville on June 8, 2004, the Trust recorded a future income tax liability of $7.3 million due to difference between the tax basis and the fair value assigned to the acquired assets.

In the first quarter of 2004, the Alberta government passed legislation to reduce provincial corporate income tax rates to 11.5 per cent from 12.5 per cent effective April 1, 2004. ARC's expected future income tax rate incorporating this rate reduction is approximately 35 per cent compared to the current rate of approximately 39 per cent applicable to the 2004 tax year.

In the Trust's structure, payments are made between ARC Resources and the Trust, transferring both income and future tax liability to the unitholders. At the current time, ARC does not anticipate any cash taxes will be paid by ARC Resources.

DEPLETION, DEPRECIATION AND ACCRETION OF ASSET RETIREMENT OBLIGATION

The depletion, depreciation and accretion ("DD&A") rate increased to $11.29 per boe in the second quarter of 2004 from $11.09 per boe in the second quarter of 2003. On a year-to-date basis the DD&A rate increased to $11.29 per boe in 2004 from $10.79 per boe in 2003. The year-to-date DD&A rate further increased compared to 2003 as a result of the Star acquisition in April 2003, in which the depletable base increased in total by approximately $882 million. The increase in the depletable base on the Star acquisition was attributed to an increase in the PP&E balance of $794 million for the fair value of the acquired assets and an increase of $88 million for the incremental future development costs net of undeveloped land value and salvage values of the acquired assets.


                                                            ARC Energy Trust  17

A breakdown of the DD&A rate is a follows:

-------------------------------------------------------------------------------------------------------------------
                                                  Three Months Ended                 Six Months Ended
DD&A RATE                                               June 30              %            June 30             %
($ THOUSANDS EXCEPT PER BOE AMOUNTS)              2004        2003      Change       2004       2003     Change
-------------------------------------------------------------------------------------------------------------------
Depletion of oil & gas assets (1)               58,552      57,503           1    115,998     98,424         18
Accretion of asset retirement obligation (2)     1,167         782          49      2,333      1,345         73
-------------------------------------------------------------------------------------------------------------------
Total DD&A                                      59,719      58,285           3    118,331     99,769         19
DD&A Rate per boe                                11.29       11.09           2      11.29      10.79          5
===================================================================================================================

(1) Includes depletion of the capitalized portion of the asset retirement obligation that was capitalized to the property, plant and equipment ("PP&E") balance and is being depleted over the life of the reserves.
(2) Represents the accretion expense on the asset retirement obligation during the period.

The costs subject to depletion include $37.7 million relating to the capitalized portion of the asset retirement obligation in the second quarter of 2004. The retroactive application of the new accounting policy for asset retirement obligations in 2003 required restatement of prior periods. The second quarter and year-to-date 2003 DD&A rates decreased to $11.09 per boe and $10.79 per boe, respectively, from the previously reported DD&A rates of $11.42 per boe and $11.11 per boe as a result of the retroactive application.

GOODWILL

The goodwill balance of $157.6 million arose as a result of the acquisition of Star in 2003. The goodwill balance was determined based on the excess of total consideration paid plus the future income tax liability less the fair value of the assets acquired in each transaction.

Accounting standards require that the goodwill balance be assessed for impairment at least annually and if such an impairment exists that it be charged to income in the period in which the impairment occurs. The Trust has determined that there was no goodwill impairment as of June 30, 2004.

CAPITAL EXPENDITURES AND NET ACQUISITIONS

Total capital expenditures, excluding net property and corporate acquisitions, aggregated to $34.1 million in the second quarter of 2004 and $90.7 million for the first six months of 2004 compared to $30.6 million and $53.1 million for the same periods of 2003. This amount was incurred on drilling and completions, geological, geophysical and facilities expenditures, as ARC continues to develop its asset base. The significant increase in year-to-date 2004 capital expenditures relative to 2003 is due to a larger capital program in 2004 to capture value from increased development opportunities as a result of the Star acquisition. The increased 2004 capital program was also influenced by strong commodity prices that enhance the economic benefit of such development projects.

The Trust's 2004 capital program was increased to approximately $200 million following approval by the Board of Directors in August 2004. The $200 million capital budget, which is the highest in the Trust's history, is a result of both additional development opportunities and increasing costs for drilling and other industry services.


18      ARC Energy Trust

In addition to the capital expenditures, the Trust acquired properties for consideration of $2.5 million and divested properties for consideration of $54.2 million in the second quarter, net of post closing adjustments. The Trust also acquired a private company, United Prestville Ltd. in June 2004 for total consideration of $30.6 million. The acquisition of United Prestville Ltd. was undertaken to increase the Trust's ownership interest in a key property in northern Alberta.

A breakdown of capital expenditures and net acquisitions is shown below:

-------------------------------------------------------------------------------------------------------------------
                                                                 Three Months ended            Six Months Ended
                                                                       June 30                      June 30
Capital expenditures ($ thousands)                              2004            2003           2004          2003
-------------------------------------------------------------------------------------------------------------------
Geological and geophysical                                     1,373             656          3,693         1,654
Drilling and completions                                      24,867          23,834         62,808        40,871
Plant and facilities                                           7,282           4,831         23,238         9,035
Other capital                                                    605           1,325            947         1,549
-------------------------------------------------------------------------------------------------------------------
Total capital expenditures                                    34,127          30,646         90,686        53,109
-------------------------------------------------------------------------------------------------------------------
Producing property acquisitions (1)                              830           2,616          2,509         5,555
Producing property dispositions (1)                          (54,242)        (82,366)       (54,347)      (82,305)
Corporate acquisition (1) (2)                                 30,560         721,332         30,560       721,332
-------------------------------------------------------------------------------------------------------------------
Total capital expenditures and net acquisitions               11,275         672,228         69,408       697,691
-------------------------------------------------------------------------------------------------------------------

Total capital expenditures financed with cash flow            34,127          53,109         59,252        53,109
Total capital expenditures financed with debt & equity       (22,852)        619,119         10,156       644,582
===================================================================================================================

(1)  Value is net of post-closing adjustments.
(2) Represents total consideration for the transaction including fees and prior to the related future income tax liability assumed on acquisition.

ARC expects to undertake significant development projects in the third and fourth quarters of 2004 to fully execute the 2004 capital program of $200 million. The Trust intends to withhold approximately 20 per cent of 2004 cash flow to fund the 2004 capital expenditure program with the remainder to be funded with debt.

ASSET RETIREMENT OBLIGATION AND RECLAMATION FUND

At June 30, 2004, the Trust had recorded an asset retirement obligation of $64.2 million for future abandonment and reclamation of the Trust's properties. The asset retirement obligation decreased in total by $3.4 million as a result of the divestment of properties in May 2004, offset by the acquisition of United Prestville, and additional liability associated with new wells drilled in the first six months of 2004. The asset retirement obligation further increased by $2.3 million for accretion expense and was reduced by $1.3 million for actual abandonment expenditures in the first six months of 2004. The Trust did not record a gain or loss on actual abandonment expenditures incurred in the first quarter of 2004 as the costs incurred closely approximated the liability value included in the asset retirement obligation.

Previously reported amounts for the periods ended June 30, 2003 have been restated for the impact of the change in accounting policy for asset retirement obligation that was implemented in 2003 and required retroactive application with restatement of prior periods.


                                                            ARC Energy Trust  19

ARC contributed $1.5 million cash to its reclamation fund ($1.5 million in the second quarter of 2003) and earned $0.3 million of interest income during the second quarter of 2004 ($0.2 million in the second quarter of 2003). For the first six months of 2004, $3 million ($2.5 million in 2003) was contributed to the reclamation fund in addition to $0.5 million ($0.3 million in 2003) of interest earned on the fund to arrive at a fund balance of $19.4 million at June 30, 2004. The fund balance was reduced for funding of actual abandonment expenditures incurred in the period. This fund, invested in money market instruments, is established to provide for future abandonment and reclamation liabilities. Future contributions are currently set at approximately $6 million per year ($1.5 million per quarter) in order to provide for the total estimated future abandonment and reclamation costs.

CAPITALIZATION, FINANCIAL RESOURCES AND LIQUIDITY

A breakdown of the Trust's capital structure is as follows:

-----------------------------------------------------------------------------------------------------------------------
                                                                      JUNE 30,         March 31,         December 31,
($ thousands except per unit and per cent amounts)                        2004              2004                 2003
-----------------------------------------------------------------------------------------------------------------------
Long-term debt                                                         245,293           236,622              223,355
Short-term debt                                                          9,383             9,174                9,047
Working capital deficit (surplus) excluding short-term debt (2)        (34,602)           38,205               29,669
-----------------------------------------------------------------------------------------------------------------------
Net debt obligations                                                   220,074           284,001              262,071
Units outstanding and issuable for
      exchangeable shares (thousands)                                  187,296           183,980              182,777
Market price at end of period                                            15.35            $15.64               $14.74
Market value of trust units and exchangeable shares                  2,874,994         2,877,447            2,694,133
Total capitalization (1)                                             3,095,068         3,161,448            2,956,204
-----------------------------------------------------------------------------------------------------------------------
Net debt as a percentage of total capitalization                             7%                9%                   9%
-----------------------------------------------------------------------------------------------------------------------
Net debt obligations                                                   220,074           284,001              262,071
-----------------------------------------------------------------------------------------------------------------------
Cash flow                                                              122,249           108,014              396,180
-----------------------------------------------------------------------------------------------------------------------
Net debt to annualized cash flow                                           0.5               0.7                  0.7
=======================================================================================================================

(1) Total capitalization as presented does not have any standardized meaning prescribed by Canadian GAAP and therefore it may not be comparable with the calculation of similar measures for other entities. Total capitalization is not intended to represent the total funds from equity and debt received by the Trust.
(2) The 2004 working capital deficit excludes the balances for deferred hedge loss, commodity and foreign currency contracts, and deferred commodity and foreign currency contracts as at March 31, 2004 and June 30, 2004.


On April 27, 2004, the Trust completed the issuance of US$125 million of long-term secured notes ("US Notes") via a private placement. The notes were issued in two tranches of US$62.5 million each. The first tranche of US$62.5 million has a final life of 10 years (average life of 7.5 years) and pays a semi-annual coupon of 4.62 per cent per annum. The second tranche of US$62.5 million has a final life of 12 years (average life of 10 years) and pays a semi-annual coupon of 5.10 per cent per annum. Repayments of the notes will occur in years 2009 through 2016.

The Trust consolidated its five credit facilities into one syndicated credit facility in the second quarter of 2004. The syndication of the credit facilities did not impact the Trust's borrowing base nor did it impact other key terms of the credit facility such as security or covenants. Borrowing rates under the syndicated facility decreased slightly. ARC Resources' oil and gas properties continue to secure the debt. The Trust recently completed its annual credit review with its lenders that resulted in the Trust's credit lines remaining unchanged at $620 million until the next annual credit review in April 2005.


20      ARC Energy Trust

Total debt outstanding, inclusive of short and long-term debt, at June 30, 2004 was $254.7 million, which is entirely U.S. denominated fixed rate debt. The debt consists of US$65 million (CDN$87.1 million) of Senior Secured Notes ("Notes") with an average interest rate of 6.6 per cent and an average remaining life of three years and US$125 million (CDN$167.6 million) of US Notes with an average interest rate of 4.86 per cent and an average remaining life of nine years. The current portion of long-term debt represents the first US$7 million (CDN$9.4 million) payment due in November 2004 on the Notes which will be financed with available working capital or by a draw on the existing credit facilities.

[GRAPHIC OMITTED]
[BAR CHART -- CASH FLOW]

Concurrent with the issuance of the US Notes, the Trust entered into interest rate swap transactions to effectively convert the fixed interest rate on US$62.5 million of the US Notes into a floating rate, based on the three month LIBOR rate plus 38.25 basis points, in order to capitalize on historic low interest rates in the United States. As a result, the Trust effectively issued US$125 million notes at an average rate of 3.3 per cent, with this rate increasing by one half of a percentage point for every one percentage point increase in short-term U.S. interest rates.

As at June 30, 2004, the Trust had a working capital deficiency excluding short-term debt, of $0.5 million compared to a deficit of $64.3 million at March 31, 2004 and a deficit of $29.7 million as at December 31, 2003. The Trust's working capital deficiency significantly decreased at June 30, 2004 due to the issuance of the US$125 million notes and the divestment of properties in the second quarter of 2004. The Trust invested its surplus cash balance, relating primarily to proceeds received from the May property divestment, in short-term money market investments at June 30, 2004. The Trust recorded a net current liability of $35.1 million at June 30, 2004 and $26 million at March 31, 2004 for the fair value of commodity and foreign currency contracts under new hedge accounting guidelines implemented in 2004. Excluding the Trust's net current liability for commodity and foreign currency contracts and short-term debt, the Trust had a working capital surplus of $34.6 million at June 30, 2004 and a deficit of $38.2 million at March 31, 2004.

June 30, 2004 net debt to total capitalization was seven per cent and net debt to annualized second quarter 2004 cash flow approximated 0.5 times.

The Trust intends to finance the remainder of the 2004 capital program with a combination of cash flow and debt.


                                                            ARC Energy Trust  21

UNITHOLDERS' EQUITY

At June 30, 2004, there were 187.3 million trust units issued and issuable for exchangeable shares, a three per cent increase from the 182.8 million trust units issued and issuable for exchangeable shares at December 31, 2003. The increase in the number of trust units outstanding is attributable to 2,032,358 trust units issued as consideration for the acquisition of United Prestville, 1,035,106 trust units issued pursuant to the Distribution Reinvestment Incentive Plan ("DRIP") at an average price of $14.13 per trust unit, 1,269,517 trust units issued pursuant to the exercise of employee rights at an average price of $10.42 per trust unit, and the conversion of exchangeable shares that resulted in the issuance of 130,036 trust units.

The Trust issued 27,000 additional rights under the Rights Plan during the first quarter of 2004. There were no additional rights issuances in the second quarter and there will be no issuances of rights in the future as the rights plan has been replaced with a new Whole Unit Plan in the second quarter of 2004. The existing rights plan will be in place until the remaining 3.5 million rights outstanding as of June 30, 2004 are exercised or cancelled. The exercise price of the rights is adjusted downward over time by the amount, if any, that annual distributions exceed 10 per cent of the net book value of property, plant and equipment. The rights have a five-year term and vest equally over three years from the date of grant. Rights to purchase 3.5 million trust units at an average adjusted exercise price of $11.24 were outstanding at June 30, 2004. These rights have an average remaining contractual life of 3.5 years and expire at various dates to March 22, 2009. Of the rights outstanding at June 30, 2004, a total of 1.1 million were exercisable at that time.

In March 2004, the Board of Directors upon recommendation of the Compensation Committee, approved a new Whole Unit Plan to replace the existing Rights Plan for new awards granted subsequent to the first quarter of 2004. The new Whole Unit Plan will result in employees receiving cash compensation in relation to the value of a specified number of underlying trust units. The Whole Unit Plan consists of Restricted Trust Units ("RTU's") for which the number of trust units is fixed and that will vest over a period of three years and Performance Trust Units ("PTU's") for which the number of trust units is variable and will vest at the end of three years. The Trust issued 188,602 RTU's and 127,123 PTU's upon inception of the plan to employees and officers, of which 1,100 RTU's were subsequently forfeited by the end of the second quarter. Upon vesting, the employee is entitled to receive a cash payment based on the fair value of the underlying trust units plus accrued distributions on the underlying trust units to vesting date. The cash compensation issued upon vesting of the PTU's is dependent upon the future performance of the Trust compared to its peers based on certain key industry benchmarks. The value associated with the RTU's and PTU's will be expensed in the statement of income over the vesting period. As the value of the RTU's and PTU's is dependent upon the trust unit price, the number of PTU's to be issued on vesting, and distributions, therefore the expense recorded in the statement of income may fluctuate over time. The Trust has made provisions whereby employees may elect to have trust units purchased for them on the market with the cash received upon vesting.

Unitholders electing to reinvest distributions or make optional cash payments to acquire trust units from treasury under the DRIP may do so at a five per cent discount to the prevailing market price with no additional fees or commissions.


22      ARC Energy Trust

CASH DISTRIBUTIONS

ARC declared cash distributions of $82.1 million ($0.45 per unit), representing 67 per cent of second quarter 2004 cash flow compared to cash distributions of $67.5 million ($0.45 per unit) in the second quarter of 2003. The remaining 33 per cent of second quarter cash flow ($40.1 million) was used to fund 100 per cent of ARC's second quarter capital expenditures ($34.1 million), make contributions, including interest, to the reclamation fund ($1.8 million), and pay down existing indebtedness with the remaining $4.2 million. Year-to-date, the Trust has made distributions of $163.3 million, representing 71 per cent of 2004 cash flow. In addition, the Trust has funded $59.3 million of the current year capital expenditures, contributed $3.5 million, including interest, to the reclamation fund, and paid down $4.2 million of existing indebtedness with cash from operations. The actual amount of cash flow withheld to fund the Trust's capital expenditure program is dependent on the commodity price environment and is at the discretion of the Board of Directors. This holdback policy differs among the conventional oil and gas trusts.

Cash flow and cash distributions per unit for 2004 and 2003 were as follows:

---------------------------------------------------------------------------------------------------------------
                                                          Three Months ended               Six Months Ended
2004                                                         June 30, 2004                   June 30, 2004
Cash flow and distributions                           $ millions        per unit     $ millions      per unit
---------------------------------------------------------------------------------------------------------------
Cash flow                                              $   122.2       $    0.66      $   230.3      $   1.25
Reclamation fund contributions, including interest          (1.8)          (0.01)          (3.5)        (0.02)
Capital expenditures funded with cash flow                 (34.1)          (0.18)         (59.3)        (0.32)
Discretionary debt repayments                               (4.2)          (0.02)          (4.2)        (0.02)
---------------------------------------------------------------------------------------------------------------
Other                                                         --              --             --          0.01
Cash distributions                                     $    82.1       $    0.45      $   163.3      $   0.90
===============================================================================================================

---------------------------------------------------------------------------------------------------------------
                                                          Three Months ended               Six Months Ended
2003                                                         June 30, 2003                   June 30, 2003
Cash flow and distributions                           $ millions        per unit     $ millions      per unit
---------------------------------------------------------------------------------------------------------------
Cash flow                                              $   116.6       $    0.80      $   219.1      $   1.58
Reclamation fund contributions, including interest          (1.7)          (0.01)          (2.8)        (0.02)
Capital expenditures funded with cash flow                 (32.9)          (0.23)         (53.1)        (0.38)
Interest on convertible debentures                          (3.9)          (0.03)          (3.9)        (0.03)
---------------------------------------------------------------------------------------------------------------
Discretionary debt repayments                              (10.6)          (0.08)         (32.5)        (0.25)
Cash distributions                                     $    67.5       $    0.45      $   126.8      $   0.90
===============================================================================================================

Monthly cash distributions for the third quarter of 2004 have been set at $0.15 per trust unit subject to monthly review based on commodity price fluctuations. Revisions, if any, to the monthly distribution are normally announced on a quarterly basis in the context of prevailing and anticipated commodity prices at that time. The Trust expects to fund 2004 distributions from cash flow.


                                                            ARC Energy Trust  23

CASH DISTRIBUTIONS BY CALENDAR YEAR

The following table presents cash distributions paid in each calendar period. Cash distributions for 2004 include distributions paid up to and including July 15, 2004:

-----------------------------------------------------------------------------------------------------------------
CALENDAR YEAR                          DISTRIBUTIONS (1)         TAXABLE PORTION             RETURN OF CAPITAL
-----------------------------------------------------------------------------------------------------------------
YTD 2004 (2)                                    1.05                        0.95(3)                       0.10(3)
2003                                            1.78                        1.51                          0.27
2002                                            1.58                        1.07                          0.51
2001                                            2.41                        1.64                          0.77
2000                                            1.86                        0.84                          1.02
1999                                            1.25                        0.26                          0.99
1998                                            1.20                        0.12                          1.08
1997                                            1.40                        0.31                          1.09
1996                                            0.81                          --                          0.81
-----------------------------------------------------------------------------------------------------------------
CUMULATIVE                                    $13.34                       $6.70                         $6.64
=================================================================================================================

(1)  Based on cash distributions paid in the calendar year.
(2)  Based on cash distributions paid in 2004 up to and including July 15, 2004.
(3)  Based on estimated taxable portion of 2004 distributions of 90 per cent.


CASH DISTRIBUTION DATES FOR 2004

Actual and estimated cash distributions paid and announced to date for 2004 along with relevant payment dates are as follows:

-----------------------------------------------------------------------------------------------------------------
                                                                 Distribution                            Total
Ex-Distribution Date            Record Date                      Payment Date                     Distribution
-----------------------------------------------------------------------------------------------------------------
December 29, 2003               December 31, 2003                January 15, 2004                         0.15
January 28, 2004                January 31, 2004                 February 16, 2004                        0.15
February 25, 2004               February 29, 2004                March 15, 2004                           0.15
March 29, 2004                  March 31, 2004                   April 15, 2004                           0.15
April 28, 2004                  April 30, 2004                   May 17, 2004                             0.15
May 27, 2004                    May 31, 2004                     June 15, 2004                            0.15
June 28, 2004                   June 30, 2004                    July 15, 2004                            0.15
July 28, 2004                   July 31, 2004                    August 16, 2004                          0.15
August 27, 2004                 August 31, 2004                  September 15, 2004                       0.15*
September 28, 2004              September 30, 2004               October 15, 2004                         0.15*
October 27, 2004                October 31, 2004                 November 15, 2004
November 26, 2004               November 30, 2004                December 15, 2004
=================================================================================================================

* Estimated

TAXATION OF CASH DISTRIBUTIONS

Cash distributions comprise a return of capital portion (tax deferred) and a return on capital portion (taxable). The return of capital component reduces the cost basis of the trust units held. For a more detailed breakdown, please visit our website at www.arcresources.com.

For 2004, ARC estimates that cash distributions paid in the calendar year will be 90 per cent return on capital (taxable) and 10 per cent return of capital (tax deferred). The increase in the taxable portion of distributions to 90 per cent is the result of increasing commodity prices and in turn increasing cash flow of the Trust. Actual taxable amounts may differ from the estimated amount as they are dependent on commodity prices experienced throughout the year. Changes in the estimated taxable and deferred portion of the distributions will be announced quarterly.


24      ARC Energy Trust

The exchangeable shares of ARC Resources Ltd. ("ARL"), a corporate subsidiary of the Trust, may provide a more tax-effective basis for investment in the Trust. The ARL exchangeable shares are traded on the TSX under the symbol "ARX" and are convertible into trust units, at the option of the shareholder, based on the then current exchange ratio. Exchangeable shareholders are not eligible to receive monthly cash distributions, however the exchange ratio increases on a monthly basis by an amount equal to the current month's trust unit distribution multiplied by the then current exchange ratio and divided by the 10 day weighted average trading price of the trust units at the end of each month. The gain realized as a result of the monthly increase in the exchange ratio is taxed, in most circumstances, as a capital gain rather than income and is therefore subject to a lower effective tax rate. Tax on the exchangeable shares is deferred until the exchangeable share is sold or converted into a trust unit.

[GRAPHIC OMITTED]
[BAR CHART -- MONTHLY CASH DISTRIBUTIONS]


CONTRACTUAL OBLIGATIONS AND COMMITMENTS

The Trust has contractual obligations in the normal course of operations including purchase of assets and services, operating agreements, transportation commitments and sales commitments. These obligations are of a recurring and consistent nature and impact cash flow in an ongoing manner.

Following is a summary of the Trust's contractual obligations and commitments:

-------------------------------------------------------------------------------------------------------------------
                                                                      Payments Due By Period
                                                                                                       2009 and
($ millions)                               Total           2004        2005-2006       2007-2008     thereafter
-------------------------------------------------------------------------------------------------------------------
Debt repayments (1)                        254.7            9.4             26.8            34.9          183.6
Operating leases                            24.8            3.2              8.9             7.5            5.2
-------------------------------------------------------------------------------------------------------------------
Purchase commitments                        40.2            4.8              9.8             6.5           19.1
Retention bonuses                            4.0            1.0              2.0             1.0             --
Whole Unit Plan (2)                          6.4             --              2.3             4.1             --
Asset retirement obligations (3)            64.2            1.6              4.2             3.5           54.9
Total contractual obligations              394.3           20.0               54            57.5          262.8
===================================================================================================================

(1)  Includes long-term and short-term debt.
(2)  Based on current estimate of payment to be made on vesting dates.
(3)  Based on estimated timing of expenditures to be made in future periods.


OFF BALANCE SHEET ARRANGEMENTS

The Trust has certain lease agreements that are entered into in the normal course of operations. All leases are treated as operating leases whereby the lease payments are included in operating expenses or G&A expenses depending on the nature of the lease. No asset or liability value has been assigned to these leases in the balance sheet as of June 30, 2004.

The Trust has not entered into any guarantee or off balance sheet arrangements that would adversely impact the Trust's financial position or results of operations.



                                                            ARC Energy Trust  25

IMPACT OF NEW ACCOUNTING POLICIES

In the first quarter of 2004, the Trust implemented the following new accounting policies and instruments pursuant to requirements of the Canadian Institute of Chartered Accountants ("CICA") and national securities regulators. The implementation of these new policies impacted the financial results for 2004 and comparative periods of 2003 as follows:

     HEDGE ACCOUNTING - In December 2001, the CICA issued Accounting Guideline 13 "Hedging Relationships" and EIC-128 "Accounting for Trading, Speculative, or Non-Hedging Derivative Financial Instruments" that deal with the identification, designation, documentation and measurement of effectiveness of hedging relationships for the purposes of applying hedge accounting. Accounting Guideline 13 ("AcG-13") is intended to harmonize Canadian GAAP with SFAS No.133 "Accounting for Derivatives Instruments and Hedging Activities". AcG-13 is effective for fiscal years beginning on or after July 1, 2003 and upon implementation of AcG-13, accounting in accordance with EIC-128 is required.

     The Trust implemented AcG-13 in the first quarter of 2004 along with accounting in accordance with EIC-128. As a result, certain of the Trust's derivative contracts were designated as effective hedges for accounting purposes at January 1, 2004. Commodity and foreign currency contracts that were designated as effective hedges continue to be accounted for in the same manner as in previous periods whereby realized gains and losses on effective hedges are netted against the item to which they relate in the statement of income. Commodity and foreign currency contracts that were not designated as effective hedges for accounting purposes are subject to fair value accounting in accordance with EIC-128, which requires that changes in the fair value of these derivative contracts be reported as income or expense in each reporting period. The income or expense relating to the change in fair value of the derivative contracts is a non-cash (unrealized) expense that has no impact on cash flow but may result in significant fluctuations in net income due to volatility in the underlying market commodity prices and foreign exchange rates.

     Prior to implementation of AcG-13 and EIC-128, the Trust accounted for all derivative contracts as effective hedges whereby realized gains and losses on such contracts were included in the statement of income within the corresponding item to which the hedge pertained. Following implementation, realized and unrealized gains and losses on derivative contracts that do not qualify as effective hedges are reported as a separate expense in the statement of income. In accordance with the transitional provisions of AcG-13 and EIC-128, this new guideline has been applied prospectively whereby prior periods have not been restated.

     As an example of a commodity derivative contract, the Trust enters into oil and natural gas put options as part of its commodity risk management portfolio. The Trust considers such a transaction to be an effective economic hedge as it reduces exposure to decreases in commodity prices that would adversely impact cash flow. Per new hedge accounting requirements, this transaction does not qualify as an effective accounting hedge and therefore is subject to fair value accounting.


26      ARC Energy Trust

     As a result of implementation of this new standard, net income for the second quarter of 2004 decreased by $6.5 million ($10 million before a future income tax recovery of $3.5 million). The entire $10 million decrease in pre-tax net income was the result of non-cash losses due to changes in the fair value of the contracts. On initial implementation of this standard on January 1, 2004, the Trust recorded an opening deferred charge of $14.6 million equal to the fair value of derivative contracts at that time. The deferred charge is being amortized to earnings over the life of the respective contracts in place at January 1, 2004. In the second quarter of 2004, $4.3 million of the deferred charge was expensed. The Trust recorded a derivative asset of $3.9 million and a derivative liability of $40.7 million for the fair value of the derivative contracts as at June 30, 2004 (nil impact on 2003). There was no impact on cash flow as a result of implementing this new standard.

     TRANSPORTATION COSTS - Effective in 2004, the Trust revised its presentation of transportation costs in accordance with CICA Handbook
     Section 1100 "Generally Accepted Accounting Principles". As a result, revenue has been presented prior to transportation costs and a separate expense for transportation costs has been presented in the statement of income. The Trust has reclassified previously reported amounts to be consistent with the presentation under this new policy. Revenue and transportation costs both increased by $3.6 million and $3.5 million in the second quarters of 2004 and 2003, respectively, as a result of this new policy. Revenue and transportation costs for the first six months of 2004 and 2003 both increased by $7.4 million and $4.8 million, respectively. There was no impact on net income or cash flow in the first quarter of 2004 nor did it impact restated net income or cash flow for the first quarter of 2003.

In addition to the new policies implemented in the first quarter of 2004, the following standards were implemented by the Trust in 2003. Due to the transitional provisions of these standards that required retroactive application and restatement of prior periods, previously reported financial results for the three and six month periods ending June 30, 2003 were restated to give effect to the new standards as follows:

     ASSET RETIREMENT OBLIGATIONS - The Trust implemented this standard in 2003 in accordance with the early adoption provisions of the standard. As a result of the retroactive application, second quarter 2003 comparative numbers included in this report have been restated to reflect the impact of this standard on the second quarter 2003 financial statements, note disclosures and MD&A. Previously reported net income for the second quarter and six months ended June 30, 2003 increased by $1.1 million ($1.3 million before a future income tax expense of $0.2 million) and $3.4 million ($3 million before a future income tax recovery of $0.4 million), respectively. Opening 2003 accumulated earnings increased by $12.1 million net of applicable income taxes. There was no impact on previously reported cash flow.

     STOCK BASED COMPENSATION AND OTHER STOCK BASED PAYMENTS - The Trust implemented this amended standard in 2003 in accordance with the early adoption provisions. As a result, first quarter 2003 financial results were restated to give effect to the standard as at January 1, 2003. Previously reported net income for the second quarter and six months ended June 30, 2003 both decreased by $0.2 million. There was no impact on previously reported cash flow.


                                                            ARC Energy Trust  27

CRITICAL ACCOUNTING ESTIMATES

The Trust has continuously evolved and documented its management and internal reporting systems to provide assurance that accurate, timely internal and external information is gathered and disseminated.

The Trust's financial and operating results incorporate certain estimates including:

    a) estimated revenues, royalties and operating costs on production as at a specific reporting date but for which actual revenues and costs have not yet been received;

    b)   estimated capital expenditures on projects that are in progress;

    c) estimated depletion, depreciation and accretion that are based on estimates of oil and gas reserves that the Trust expects to recover in the the future;

    d) estimated fair values of derivative contracts that are subject to fluctuation depending upon the underlying commodity prices and foreign exchange rates; and

    e) estimated value of asset retirement obligations that are dependent upon estimates of future costs and timing of expenditures.

The Trust has hired individuals and consultants who have the skill set to make such estimates and ensures individuals or departments with the most knowledge of the activity are responsible for the estimates. Further, past estimates are reviewed and compared to actual results in order to make more informed decisions on future estimates.

The ARC management team's mandate includes ongoing development of procedures, standards and systems to allow ARC staff to make the best decisions possible and ensuring those decisions are in compliance with the Trust's environmental, health and safety policies.

2004 CASH FLOW SENSITIVITY

Below is a table which illustrates sensitivities to pre-hedged cash flow with operational changes and changes to the business environment:

------------------------------------------------------------------------------------------------------------------
                                                                   IMPACT ON ANNUAL             IMPACT ON ANNUAL
                                                                       CASH FLOW                DISTRIBUTIONS (2)
                               ASSUMPTION     CHANGE                $/UNIT        %                  $/UNIT
------------------------------------------------------------------------------------------------------------------
BUSINESS ENVIRONMENT
Price per barrel of oil
(US$WTI) (1)                      $30.00       $1.00                $0.05       3.2%                 $0.04
Price per mcf of natural
   gas (CDN$AECO) (1)              $5.25       $0.10                $0.03       1.6%                 $0.02
CDN/USD exchange rate              $0.75       $0.01                $0.05       2.0%                 $0.04
Interest rate on debt               4.2%         1.0%               $0.01       1.0%                 $0.01
------------------------------------------------------------------------------------------------------------------
OPERATIONAL
Liquids production volume         26,500         1.0%               $0.01       0.5%                 $0.01
------------------------------------------------------------------------------------------------------------------
Gas production volumes           171,000         1.0%               $0.02       0.6%                 $0.01
Operating expenses per boe         $6.90         1.0%               $0.01       0.4%                 $0.01
Cash G&A expenses per boe          $1.05        10.0%               $0.01       0.7%                 $0.01
==================================================================================================================

(1)  Analysis does not include the effect of hedging.
(2)  Analysis assumes a 20 per cent holdback on distributions.


28      ARC Energy Trust

ASSESSMENT OF BUSINESS RISKS

The ARC management team is focused on long-term strategic planning and has identified the key risks, uncertainties and opportunities associated with the Trust's business that can impact the financial results. See "Assessment of Business Risks" in the Trust's 2003 Annual Report MD&A for a detailed assessment.

OUTLOOK

It is the Trust's objective to provide the highest possible long-term returns to unitholders by focusing on the key strategic objectives of the business plan. This focus has resulted in ARC Energy Trust achieving excellent results from which the unitholders of the Trust have directly benefited. During the first six months of 2004, the Trust provided unitholders with distributions of $0.90 per trust unit. To the end of the second quarter of 2004, the Trust has provided cash distributions of $13.34 per trust unit and capital appreciation of $5.35 per trust unit for a total return of $18.69 per trust unit (22.8 per cent annualized total return) for unitholders who invested in the Trust at inception.

During the first six months of 2004 and for the remainder of the year, ARC was and will continue to be active with a robust drilling and development program on its diverse asset base. The $200 million capital expenditure budget for 2004 is the largest in the Trust's history excluding acquisitions. The Trust will prudently deploy capital with a balanced drilling program of low and moderate risk wells. The 2003 drilling program resulted in a 99 per cent success rate. The Trust continues to focus on major properties with significant upside, with the objective to replace production declines with internal development opportunities.

The low debt levels and strong working capital position provide the Trust with the financial flexibility to fund the 2004 capital expenditure program and be poised to take advantage of accretive acquisition opportunities.

See "Outlook" in the Trust's 2003 Annual Report MD&A for additional discussion of the Trust's key future objectives.

ADDITIONAL INFORMATION

Additional information relating to ARC can be found on SEDAR at www.sedar.com.



                                                            ARC Energy Trust  29

QUARTERLY REVIEW
                                                            2004                           2003                        2002
                                                        Q2        Q1         Q4        Q3        Q2        Q1       Q4       Q3
---------------------------------------------------------------------------------------------------------------------------------
FINANCIAL
($CDN thousands, except per unit amounts)
Revenue before royalties                           233,307    205,594   182,558   184,166   198,542   177,917  118,865  114,873
         Per unit (1)                                 1.26       1.12      1.04      1.11      1.36      1.35     0.94     0.92
Cash flow                                          122,249    108,014    89,617    87,511   116,546   102,506   61,495   56,603
         Per unit (1)                                 0.66       0.59      0.51      0.53      0.80      0.78     0.49     0.45
Net income (loss) (5)                               51,181     40,122    54,465    41,535   128,159    66,042   28,374   (2,739)
         Per unit  (5) (6)                            0.28       0.22      0.31      0.25      0.85      0.50     0.22    (0.02)
Cash distributions                                  82,053     81,215    78,603    73,890    67,495    59,340   48,060   47,644
         Per unit (2)                                 0.45       0.45      0.45      0.45      0.45      0.45     0.39     0.39
Net debt outstanding (4)                           220,074    284,001   262,071   412,686   466,988   226,583  347,795  271,203
Weighted average units (thousands)(3)              184,998    183,314   174,991   166,365   145,546   131,379  126,370  124,794
Units outstanding and issuable
     at period end (thousands) (3)                 187,296    183,980   182,777   167,530   163,184   139,239  126,444  126,270
---------------------------------------------------------------------------------------------------------------------------------
CAPITAL EXPENDITURES
($ thousands)
Geological and geophysical                           1,373      2,320     2,846     1,171       656       998      556      619
Drilling and completions                            24,867     37,942    37,738    31,661    23,834    17,037   21,047   12,025
Plant and facilities                                 7,282     15,956    15,512    11,917     4,831     4,204    4,265    3,115
Other capital                                          605        341     1,418       391     1,325       224      861      380
Total capital expenditures                          34,127     56,559    57,515    45,140    30,646    22,463   26,729   16,139
Property acquisitions (dispositions), net          (53,412)     1,574    (3,693)  (81,166)  (79,750)    3,000   61,952   46,018
Corporate acquisitions (8)                          30,560         --        --       258   721,332        --       --       --
Total capital expenditures and net acquisitions     11,275     58,133    53,822   (35,768)  672,228    25,463   88,681   62,157
---------------------------------------------------------------------------------------------------------------------------------
OPERATING
Production
         Crude oil (bbl/d)                          22,720     23,663    22,851    23,522    24,078    21,065   20,256   20,809
         Natural gas (mmcf/d)                        186.7      174.5     180.8     182.0     175.7     117.3    109.2    109.1
         Natural gas liquids (bbl/d)                 4,313      4,323     4,140     4,105     4,397     3,696    3,355    3,408
         Total (boe/d 6:1)                          58,147     57,075    57,120    57,968    57,759    44,313   41,808   42,394
Average prices (7)
         Crude oil ($/bbl)                           47.43      40.41     35.21     35.33     36.61     40.92    30.00    33.57
         Natural gas ($/mcf)                          6.99       6.64      5.85      5.64      6.59      8.16     5.37     4.22
         Natural gas liquids ($/bbl)                 38.22      32.30     30.14     30.92     28.83     39.99    27.49    25.23
         Oil equivalent ($/boe)                      44.09      39.58     34.74     34.53     37.77     44.61    30.90    29.45
---------------------------------------------------------------------------------------------------------------------------------
TRUST UNIT TRADING (based on intra-day trading)
Unit prices
High                                                 15.74      15.74     14.87     13.88     12.84     12.34    12.74    12.98
Low                                                  14.28      13.50     13.31     12.51     11.29     10.89    11.04    11.05
Close                                                15.35      15.64     14.74     13.55     12.50     11.59    11.90    12.80
Average daily volume (thousands)                       337        502       395       551       503       313      269      256
=================================================================================================================================

(1)  Based on weighted average trust units and exchangeable shares.
(2)  Based on number of trust units outstanding at each cash distribution date.
(3) Includes trust units issuable for outstanding exchangeable shares based on the period end exchange ratio.
(4) Total current and long-term debt net of working capital. The 2004 net debt outstanding excludes unrealized commodity and foreign currency contracts, the deferred hedge loss and deferred commodity and foreign currency contracts.
(5) Net income and net income per unit have been restated due to the retroactive application of the change in accounting policies relating to asset retirement obligations and stock based compensation that were implemented in 2003.
(6) Net income in the basic per trust unit calculation has been reduced by interest in the convertible debentures.
(7) Average prices have been restated to be prior to transportation costs in order to be consistent with 2004 presentation.
(8)  Represents total consideration for the corporate acquisition.


30      ARC Energy Trust

CONSOLIDATED BALANCE SHEETS

As at June 30 and December 31 (unaudited)
($CDN thousands)                                                                 2004                    2003
---------------------------------------------------------------------------------------------------------------
ASSETS
Current assets
     Cash and cash equivalents                                         $       75,061           $      12,295
     Accounts receivable                                                       65,442                  68,768
     Prepaid expenses                                                           9,715                  10,400
     Deferred hedge loss (Note 6)                                               3,117                      --
     Commodity and foreign currency contracts (Note 6)                          3,939                      --
---------------------------------------------------------------------------------------------------------------
                                                                              157,274                  91,463
Reclamation fund                                                               19,374                  17,181
Property, plant and equipment                                               1,975,359               2,015,539
Goodwill                                                                      157,592                 157,592
---------------------------------------------------------------------------------------------------------------
Total assets                                                           $    2,309,599           $   2,281,775
===============================================================================================================
LIABILITIES
Current liabilities
     Accounts payable                                                  $       87,953           $      94,152
     Cash distributions payable                                                27,663                  26,980
     Current portion of long-term debt (Note 5)                                 9,383                   9,047
     Commodity and foreign currency contracts (Note 6)                         40,688                      --
     Deferred commodity and foreign currency contracts (Note 6)                 1,419                      --
---------------------------------------------------------------------------------------------------------------
                                                                              167,106                 130,179
Long-term debt (Note 5)                                                       245,293                 223,355
Asset retirement obligation                                                    64,210                  66,657
Future income taxes                                                           288,047                 301,965
Other long-term liabilities (Note 13)                                           3,417                   7,883
---------------------------------------------------------------------------------------------------------------
Total liabilities                                                             768,073                 730,039
===============================================================================================================
UNITHOLDERS' EQUITY
     Unitholders' capital (Note 7)                                          1,899,448               1,838,580
     Exchangeable shares (Note 8)                                              28,419                  29,656
     Contributed surplus (Note 9)                                               5,596                   3,471
     Accumulated earnings                                                     739,607                 648,304
     Accumulated cash distributions (Note 3)                               (1,131,544)               (968,275)
---------------------------------------------------------------------------------------------------------------
Total unitholders' equity                                                   1,541,526               1,551,736
---------------------------------------------------------------------------------------------------------------
Total liabilities and unitholders' equity                              $    2,309,599           $   2,281,775
===============================================================================================================

See accompanying notes to consolidated financial statements.

Approval on behalf of the Board:


/s/ Mac H. Van Wielingen                    /s/ Fred J. Dyment

MAC H. VAN WIELINGEN                        FRED J. DYMENT
DIRECTOR                                    DIRECTOR


                                                            ARC Energy Trust  31

CONSOLIDATED STATEMENTS OF INCOME AND ACCUMULATED EARNINGS

                                                                         Three Months ended            Six Months Ended
For the three and six months ended June 30 (unaudited)                         June 30                      June 30
($CDN thousands, except per unit amounts)                                 2004         2003           2004         2003
-------------------------------------------------------------------------------------------------------------------------
                                                                                  Restated                     Restated
                                                                                   (Note 2)                    (Note 2)
REVENUE
     Oil, natural gas and natural gas liquids                          233,307      198,542        438,901      376,459
     Royalties                                                         (45,713)     (41,331)       (84,470)     (77,770)
-------------------------------------------------------------------------------------------------------------------------
                                                                       187,594      157,211        354,431      298,689
     Loss on commodity and foreign currency contracts (Note 6)         (26,948)          --        (61,695)          --
-------------------------------------------------------------------------------------------------------------------------
                                                                       160,646      157,211        292,736      298,689
=========================================================================================================================

Expenses
     Transportation                                                      3,610        3,461          7,439        4,749
     Operating                                                          35,158       34,559         68,680       63,518
     General and administrative                                          5,406        4,809         10,285        8,818
     Non-cash trust unit incentive compensation (Notes 9 and 10)         1,210          147          4,055          147
     Interest on long-term debt                                          4,773        6,120          7,391        9,945
     Depletion, depreciation and accretion                              59,719       58,285        118,331       99,769
     Capital taxes                                                         737          267          1,400          367
     (Gain) loss on foreign exchange                                     4,352      (7,423)          5,052      (14,918)
-------------------------------------------------------------------------------------------------------------------------
                                                                       114,965      100,225        222,633      172,395
-------------------------------------------------------------------------------------------------------------------------
Income before future income tax                                         45,681       56,986         70,103      126,294
Future income tax recovery                                               5,500       71,173         21,200       67,907
-------------------------------------------------------------------------------------------------------------------------
Net income                                                              51,181      128,159         91,303      194,201
Accumulated earnings, beginning of period                              688,426      415,076        648,304      350,088
Retroactive application of change in accounting  policy (Note 2)            --       13,139             --       12,085
-------------------------------------------------------------------------------------------------------------------------
Accumulated earnings, beginning of period as restated                  688,426      428,215        648,304      362,173
Interest on convertible debentures                                          --       (3,890)            --       (3,890)
-------------------------------------------------------------------------------------------------------------------------
Accumulated earnings, end of period                                    739,607      552,484        739,607      552,484
=========================================================================================================================
Net income per unit (Note 11)
     Basic                                                                0.28         0.85           0.50         1.37
     Diluted                                                              0.27         0.79           0.49         1.32
=========================================================================================================================

See accompanying notes to consolidated financial statements.


32      ARC Energy Trust

CONSOLIDATED STATEMENTS OF CASH FLOW
                                                                         Three Months ended            Six Months Ended
For the three and six months ended June 30 (unaudited)                          June 30                      June 30
($CDN thousands)                                                           2004          2003          2004        2003
-------------------------------------------------------------------------------------------------------------------------
                                                                                     Restated                  Restated
                                                                                     (Note 2)                  (Note 2)
CASH FLOW FROM OPERATING ACTIVITIES
Net income                                                               51,181       128,159        91,303     194,201
Add items not involving cash:
     Future income tax recovery                                          (5,500)      (71,173)      (21,200)    (67,907)
     Depletion, depreciation and accretion                               59,719        58,285       118,331      99,769
     Non-cash loss on commodity
           and foreign currency contracts (Note 6)                        8,975        (3,060)       30,167      (3,943)
     Unrealized (gain) loss on foreign exchange                           6,664        (7,700)        7,607     (15,102)
     Non-cash trust unit incentive compensation (Note 9 and 10)           1,210           147         4,055         147
Cash received on termination of foreign exchange contracts                   --        11,888            --      11,888
-------------------------------------------------------------------------------------------------------------------------
Cash flow before changes in non-cash working capital                    122,249       116,546       230,263     219,053
Change in non-cash working capital                                        1,228        17,025         4,977       9,801
-------------------------------------------------------------------------------------------------------------------------
                                                                        123,477       133,571       235,240     228,854

CASH FLOW FROM FINANCING ACTIVITIES
Borrowing (Repayment) of long-term debt                                (166,758)       36,173      (154,307)    (74,245)
Issuance of long-term notes (Note 5)                                    168,975            --       168,975          --
Interest on convertible debentures                                           --        (3,890)           --      (3,890)
Issue of trust units (Note 7)                                            14,908         4,905        27,862     150,520
Trust unit issue costs (Note 7)                                             (16)         (486)          (16)     (7,924)
Cash distributions paid                                                 (81,554)      (63,950)     (162,586)   (118,893)
-------------------------------------------------------------------------------------------------------------------------
                                                                        (64,445)      (27,248)     (120,072)    (54,432)

CASH FLOW FROM INVESTING ACTIVITIES
Corporate acquisition, net of cash received (Note 4)                        (60)     (156,186)          (60)   (196,186)
Acquisition of petroleum and natural gas properties                        (830)       (2,616)       (2,509)     (5,555)
Proceeds on disposition of petroleum and natural gas properties          54,242        72,366        54,347      72,305
Capital expenditures                                                    (40,791)      (21,707)     (100,651)    (42,796)
Reclamation fund contributions and actual expenditures                     (923)       (1,481)       (3,529)     (3,025)
-------------------------------------------------------------------------------------------------------------------------
                                                                         11,638      (109,624)      (52,402)   (175,257)
-------------------------------------------------------------------------------------------------------------------------
DECREASE IN CASH AND CASH EQUIVALENTS                                    70,670        (3,301)       62,766        (835)
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD                            4,391         3,301        12,295         835
-------------------------------------------------------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS, END OF PERIOD                                 75,061            --        75,061          --
=========================================================================================================================

See accompanying notes to consolidated financial statements.


                                                            ARC Energy Trust  33

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2004 and 2003 (unaudited)
(all tabular amounts in thousands, except per unit and volume amounts)


1.   SUMMARY OF ACCOUNTING POLICIES

     The unaudited interim consolidated financial statements follow the same accounting policies as the most recent annual audited financial statements except as discussed below. The interim consolidated financial statement note disclosures do not include all of those required by Canadian generally accepted accounting principles ("GAAP") applicable for annual financial statements. Accordingly, these interim financial statements should be read in conjunction with the audited consolidated financial statements included in the Trust's 2003 annual report.

     a) HEDGE ACCOUNTING - The CICA issued Accounting Guideline 13 ("AcG - 13") "Hedging relationships", effective January 1, 2004, to clarify circumstances in which hedge accounting is appropriate. In addition, the CICA simultaneously amended EIC 128, "Accounting for Trading, Speculative or Non Trading derivative Financial Instruments" to require that all derivative instruments that do not qualify as a hedge under AcG - 13, or are not designated as a hedge, be recorded in the balance sheet as either an asset or a liability with the changes in fair value recognized in earnings.

         The Trust uses derivative instruments to reduce its exposure to fluctuations in commodity prices, foreign exchange, and interest rates. The Trust formally documents all relationships between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions. This process includes linking all derivatives to specific assets and liabilities on the balance sheet or to specific firm commitments or forecasted transactions. The Trust also formally assesses, both at the hedge's inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items.

         Realized and unrealized gains and losses associated with hedging instruments that have been terminated or cease to be effective prior to maturity, are deferred on the balance sheet and recognized in income in the period in which the underlying hedged transaction is recognized.

         For transactions that do not qualify for hedge accounting the Trust applies the fair value method of accounting by recording an asset or liability on the consolidated balance sheet and recognizing changes in the fair value of the instruments in the current period statement of income.

         As a result of this change in accounting policy, the Trust's net income for the quarter ended June 30, 2004, decreased by $6.5 million ($10 million net of a future tax recovery of $3.5 million) and net income for the six months ended June 30, 2004 decreased by $21.9 million ($33.6 million net of a future tax recovery of $11.7 million). Total assets increased by $7.1 million and total liabilities increased by $29 million ($40.7 million net of a future tax recovery of $11.7 million) as at June 30, 2004 as a result of this new accounting policy. Cash flow was not impacted by this change. In accordance with the transitional provisions of AcG-13 and EIC-128, this new guideline has been applied prospectively whereby prior periods have not been restated.

     b) TRANSPORTATION COSTS - Effective for fiscal years beginning on or after October 1, 2003, the CICA issued Handbook Section 1100 "Generally Accepted Accounting Principles", which defines the sources of GAAP that companies must use and effectively eliminates industry practice as a source of GAAP. In prior years, it had been industry practice for companies to net transportation charges against revenue rather than showing transportation as a separate expense on the income statement. Beginning January 1, 2004, the Trust has recorded revenue before transportation charges and a transportation expense on the income statement. Prior periods have been reclassified for comparative purposes. This adjustment has no impact on net income per trust unit calculations, or cash flow for the Trust.


34      ARC Energy Trust

2.   RESTATEMENT OF PRIOR PERIODS DUE TO CHANGES IN ACCOUNTING POLICIES

     At December 31, 2003, the Trust adopted two new accounting policies that required restatement of prior quarters in 2003. The following explains the impact of these restatements on the Trust's previously reported second quarter and year-to-date 2003 results.

     a) ASSET RETIREMENT OBLIGATIONS - At December 31, 2003, the Trust adopted CICA Handbook Section 3110 "Asset Retirement Obligations" in accordance with the early adoption provisions. The transitional provisions of this section required that the standard be applied retroactively with restatement of comparative periods. As a result of the retroactive application, previously reported net income for the second quarter of 2003 increased by $2.3 million ($1.7 million before a future tax recovery of $0.6 million) and opening 2003 accumulated earnings increased by $12.1 million ($20.9 million before a future tax expense of $8.8 million). Previously reported net income for the six months ended June 30, 2003 increased by $3.4 million ($3 million before a future tax recovery of $0.4 million). There was no impact on cash flow as a result of adopting this policy. Basic and diluted per trust unit calculations for the second quarter and first six months of 2003 each increased by $0.01 and $0.02, respectively, as a result of adopting this new policy.

     b) UNIT BASED COMPENSATION - At December 31, 2003, the Trust early adopted the amendments to CICA Handbook Section 3870 "Stock based compensation and other stock based payments". Under the transitional provisions of the standard, the Trust is required to record compensation expense in the statement of income for rights issued on or after January 1, 2003. As a result of the implementation of this amended standard at year end 2003, previously reported 2003 amounts have been restated to give effect to the standard as at January 1, 2003. Previously reported net income for the second quarter and first six months of 2003 decreased by $0.2 million. There was no impact on cash flow as a result of adopting this policy. Basic and diluted per trust unit calculations for the second quarter and first six months of 2003 were not impacted as a result of adopting this new policy.

3.   RECONCILIATION OF CASH FLOW AND DISTRIBUTIONS

     ------------------------------------------------------------------------------------------------------------------
                                                                         Three Months Ended           Six Months Ended
                                                                               June 30                     June 30
                                                                           2004        2003           2004        2003
     ------------------------------------------------------------------------------------------------------------------
     Cash flow before changes in non-cash working capital               122,249     116,546        230,263     219,053
     Add (deduct):
         Cash withheld to fund capital expenditures                     (34,127)    (32,866)       (59,251)    (53,109)
         Reclamation fund contributions and
              interest earned on fund                                    (1,843)     (1,659)        (3,518)     (2,788)
         Interest on convertible debentures                                  --      (3,890)            --      (3,890)
     ------------------------------------------------------------------------------------------------------------------
         Discretionary debt repayments                                   (4,225)    (10,636)        (4,225)    (32,431)
     Cash distributions                                                  82,054      67,495        163,269     126,835
     Accumulated cash distributions, beginning of period              1,049,490     748,287        968,275     688,947
     ------------------------------------------------------------------------------------------------------------------
     Accumulated cash distributions, end of period                    1,131,544     815,782      1,131,544     815,782
     Cash distributions per unit                                           0.45        0.45           0.90        0.90
     Accumulated cash distributions per unit, beginning of period         12.89       11.09          12.44       10.64
     ------------------------------------------------------------------------------------------------------------------
     Accumulated cash distributions per unit, end of period               13.34       11.54          13.34       11.54
     ==================================================================================================================

     Cash distributions per trust unit reflect the sum of the per trust unit amounts paid monthly to unitholders.


                                                            ARC Energy Trust  35

4.   ACQUISITION OF UNITED PRESTVILLE LTD.

     On June 8, 2004 the Trust acquired all of the issued and outstanding shares of United Prestville Ltd. ("United Prestville") for total consideration of $30.6 million. The transaction was accounted for based on the purchase method with the allocation of the purchase price and consideration paid as follows:

     NET ASSETS ACQUIRED
     ------------------------------------------------------------------------
         Working capital deficit                                    (2,569)
         Property, plant and equipment                              40,412
         Future income taxes                                        (7,283)
     ------------------------------------------------------------------------
     TOTAL NET ASSETS ACQUIRED                                      30,560
     ========================================================================

     CONSIDERATION PAID
     ------------------------------------------------------------------------
         Cash fees paid                                                 60
         Trust units issued                                         30,500
     ------------------------------------------------------------------------
     TOTAL CONSIDERATION PAID                                       30,560
     ========================================================================

     Pursuant to EIC-124, the acquisition of United Prestville did not qualify to be accounted for as a business combination as the acquired entity did not meet the necessary criteria in order to be classified as a business. As a result, no goodwill was recorded on this transaction.

     The future income tax liability on acquisition was based on the difference between the fair value of the acquired net assets of $33.1 million and the associated tax basis of $19.3 million.


5.   LONG-TERM DEBT

     The Trust has US$65 million (CDN$87.1 million) of senior secured notes (the "Senior Secured Notes"), US$125 million (CDN$167.6 million) of long-term secured notes (the "Long-term Notes") and one syndicated credit facility that provide the Trust with a combined maximum borrowing base of CDN$620 million as at June 30, 2004.

     The Long-term Notes were issued on April 27, 2004 via a private placement in two tranches of US$62.5 million each. The first tranche of US$62.5 million has a final life of 10 years (average life of 7.5 years) and pays a semi-annual coupon of 4.62 per cent per annum. The second tranche of US$62.5 million has a final life of 12 years (average life of 10 years) and pays a semi-annual coupon of 5.10 per cent per annum. Repayments of the notes will occur in years 2009 through 2016.

     The Trust completed its annual credit review with its lenders that resulted in the Trust's credit facilities remaining unchanged at CDN$620 million.

     In April 2004, the Trust consolidated its credit facilities into one syndicated facility. The syndication did not impact security or covenants under the credit facility.


6.   FINANCIAL INSTRUMENTS

     The Trust uses a variety of derivative instruments to reduce its exposure to fluctuations in commodity prices and foreign exchange rates. The Trust considers all of these transactions to be effective economic hedges, however, the majority of the Trust's contracts do not qualify as effective hedges for accounting purposes.


36      ARC Energy Trust

     Following is a summary of all derivative contracts in place as at June 30, 2004:

     -------------------------------------------------------------------------------------------------------------------------
                                                  Daily         Average Contract      Price
     Commodity Contracts                       Quantity           Prices ($) (1)      Index                             Term
     -------------------------------------------------------------------------------------------------------------------------
     Crude oil fixed price contracts         5,000 bbls                    46.38        WTI          July 2004 - August 2004
                                             5,000 bbls                    46.57        WTI                   September 2004
                                             5,000 bbls                    46.38        WTI                     October 2004
                                             3,000 bbls                    41.55        WTI    November 2004 - December 2004

     Crude oil fixed price contracts
     (embedded put option) (2)               8,000 bbls             39.89 (33.68)       WTI       July 2004 - September 2004
                                             5,000 bbls             38.09 (32.17)       WTI     October 2004 - December 2004
                                             4,000 bbls             38.80 (34.85)       WTI         January 2005 - June 2005

     Crude oil collared contracts
     (embedded put option) (2)               4,000 bbls     36.86 - 43.06 (31.50)       WTI       July 2004 - September 2004
                                             7,000 bbls     41.74 - 48.83 (34.47)       WTI     October 2004 - December 2004
                                             8,000 bbls     45.57 - 53.68 (38.87)       WTI        January 2005 - March 2005
                                             8,000 bbls     45.57 - 54.79 (39.54)       WTI       April 2005 - December 2005

     Crude oil fixed price contracts
     (embedded exercise option) (3)          4,000 bbls                    38.80        WTI        July 2005 - December 2005

     Natural gas fixed price contracts        15,000 GJ                     6.36       AECO         July 2004 - October 2004
                                           10,000 mmbtu                     6.23      NYMEX         July 2004 - October 2004

     Natural gas collared contracts           15,000 GJ              5.00 - 6.63       AECO         July 2004 - October 2004

                                              10,000 GJ              7.00 - 9.90       AECO       November 2004 - March 2005

     Natural gas collared contracts
     (embedded put option) (2)                10,000 GJ        7.00 - 8.25 (5.75)      AECO         July 2004 - October 2004
                                              30,000 GJ        7.73 - 8.20 (5.83)      AECO       November 2004 - March 2005

     Natural gas fixed price physical
     delivery contract                        10,000 GJ                     6.00       AECO        July 2004 - December 2004

     -------------------------------------------------------------------------------------------------------------------------
                                                       Average               Average
                                              Monthly Contract              Contract
     Foreign Currency Contracts                Amount (US$000)                  Rate                          Term
     -------------------------------------------------------------------------------------------------------------------------
     Fixed rate foreign exchange contracts (sell)        3,393                1.3654     July 2004 - December 2004

     Fixed rate foreign exchange contracts (sell)
     (embedded put option) (2)                           7,432       1.3418  (1.2686)    July 2004 - December 2004
     =========================================================================================================================

     --------------------------------------------------------------------------------------------------------------
                                                               Annual     Fixed Annual
                                  Monthly Contract           Interest         Interest
     Interest Rate Contracts       Amount (US$000)               Rate             Rate                         Term
     --------------------------------------------------------------------------------------------------------------
     Interest rate swap (4)                 30,500       LIBOR+38 bps             4.62       July 2004 - April 2014
     Interest rate swap (4)                 32,000     LIBOR+38.5 bps             4.62       July 2004 - April 2014
     ==============================================================================================================

     --------------------------------------------------------------------------------------------------------------
                                                        Hourly          Contract
     Electricity Contracts                            Quantity         Price ($)                               Term
     --------------------------------------------------------------------------------------------------------------
     Fixed price electricity contract                   5 MW/h            $63.00          July 2004 - December 2010
     ==============================================================================================================

     (1) Commodity contracts denominated in US$ have been converted to CDN$ at the period end exchange rate of 1.3404.
     (2) Counterparty may exercise a put option if index falls below the specified price (as denoted in brackets) on a monthly settlement basis.
     (3) Counterparty can exercise their option on June 30, 2005 for a fixed price swap at US$28.95 (CDN $38.80) for the period July through December 2005.
     (4) Interest rate swap contracts have an optional termination date of April 27, 2009. The Trust has the option to extend the optional termination date by one year on the anniversary date of the trade date each year until April 2009. Starting in 2009, the contract amount decreases annually until 2014. The Trust pays the floating interest rate based on the three month LIBOR plus a spread and receives the fixed interest rate.


                                                            ARC Energy Trust  37

     The $1.4 million balance for commodity and foreign currency contracts on the consolidated balance sheet relates to a natural gas fixed price derivative contract that was assumed in conjunction with the acquisition of Startech Energy Inc. The $1.4 million balance will be amortized over the remaining contract term to October 2004.

     The Trust has designated its fixed price electricity contract as an effective accounting hedge as at January 1, 2004. A realized loss of $0.2 million on the electricity contract has been included in operating costs in the January to June period. The fair value loss on the electricity contract of $3.4 million has not been recorded on the balance sheet at June 30, 2004.

     The Trust designated the interest rate swap contracts as effective accounting hedges on the contract date. A realized gain of $0.5 million on the interest rate swap contracts has been included in interest expense for the second quarter and six months ending June 30, 2004. The fair value loss on the interest rate swap contracts of $2.3 million has not been recorded on the balance sheet at June 30, 2004.

     None of the Trust's commodity and foreign currency contracts have been designated as accounting hedges. Accordingly, all commodity and foreign currency contracts have been accounted for based on the fair values.

     The following table reconciles the movement in the fair value of the Trust's financial commodity and foreign currency contracts that have not been designated as accounting hedges:

     ----------------------------------------------------------------------------------
     Fair value at January 1, 2004(1)                                        (14,575)
     Change in fair value of contracts in the period                         (53,702)
     Realized losses in the period                                            31,528
     ----------------------------------------------------------------------------------
     Fair value at June 30, 2004 (1)                                         (36,749)
     ==================================================================================

     Commodity and foreign currency contracts liability at June 30, 2004     (40,688)
     Commodity and foreign currency contracts asset at June 30, 2004           3,939
     ==================================================================================

     (1) Excludes the fixed price electricity contract and interest rate swap contracts that were accounted for as accounting hedges.

     Upon implementation of the new hedge accounting guideline on January 1, 2004, the Trust recorded a liability and corresponding deferred hedge loss of $14.6 million for the fair value of the contracts at that time. The opening deferred hedge loss is being amortized to income over the terms of the contracts in place at January 1, 2004. In the second quarter and first six months of 2004, $4.3 million and $11.5 million, respectively, of the opening deferred hedge loss was recorded as an expense. The remaining $3.1 million at June 30, 2004 will be expensed to earnings over the remainder of 2004. At June 30, 2004, the fair value of the contracts that were not designated as accounting hedges was a loss of $36.8 million.

     The Trust recorded a loss on commodity and foreign currency contracts of $61.7 million in the statement of income for the six months ending June 30, 2004. This amount includes the realized and unrealized gains and losses on derivative contracts that do not qualify as effective accounting hedges. Included in this amount is an unrealized loss of $22.2 million due to the change in fair value of the contracts in the period. Realized cash losses on contracts in the period of $31.5 million and amortization expense of $11.5 million of the opening deferred hedge loss have been included in this amount. In addition, this amount includes a non-cash amortization gain of $3.5 million relating to contracts which were previously recorded on the balance sheet. The second quarter loss on commodity and foreign currency contracts of $26.9 million includes an unrealized loss of $5.7 million due to the change in fair value of the contracts; cash realized losses of $18 million; amortization expense of the opening deferred charge of $4.3 million; and, a non-cash amortization gain of $1.1 million.

     In accordance with the transitional provisions of AcG-13 and EIC-128, this new guideline has been applied prospectively whereby prior periods have not been restated.


38      ARC Energy Trust

7.   UNITHOLDERS' CAPITAL

     -----------------------------------------------------------------------------------------------------------
                                                                              Number of
     TRUST UNITS                                                            Trust Units                      $
     -----------------------------------------------------------------------------------------------------------
     Balance, as at January 1, 2004                                             179,780              1,838,580
     Issued for properties (Note 4)                                               2,032                 30,500
     Issued on conversion of ARL exchangeable shares (Note 8)                       130                  1,237
     Issued on exercise of employee rights (Note 9)                               1,270                 14,517
     Distribution reinvestment program                                            1,035                 14,630
     Trust unit issue costs                                                          --                    (16)
     -----------------------------------------------------------------------------------------------------------
     Balance, end of period                                                     184,247              1,899,448
     ===========================================================================================================


8.   EXCHANGEABLE SHARES

     -----------------------------------------------------------------------------------------------------------
                                                                              Number of
     ARL EXCHANGEABLE SHARES                                                     Shares                      $
     -----------------------------------------------------------------------------------------------------------
     Balance, as at January 1, 2004                                               2,011                 29,656
     Exchanged for trust units (1)                                                  (84)                (1,237)
     -----------------------------------------------------------------------------------------------------------
     Balance, end of period                                                       1,927                 28,419
     Exchange ratio, end of period                                              1.58199                     --
     -----------------------------------------------------------------------------------------------------------
     Trust units issuable upon conversion                                         3,049                 28,419
     ===========================================================================================================

     (1) During the first six months of 2004, 83,911 exchangeable shares were converted to trust units at an average exchange ratio of 1.5539.


9.   TRUST UNIT INCENTIVE RIGHTS PLAN

     -----------------------------------------------------------------------------------------------------------
                                                                              Number of       Weighted Average
                                                                                 Rights         Exercise Price
     -----------------------------------------------------------------------------------------------------------
     Balance, beginning of period                                                 4,869         $        11.29
     Granted                                                                         27                  15.64
     Exercised                                                                   (1,269)                 10.42
     Cancelled                                                                     (114)                 11.62
     -----------------------------------------------------------------------------------------------------------
     Balance before reduction of exercise price                                   3,513                  11.62
     Reduction of exercise price                                                     --                  (0.38)
     -----------------------------------------------------------------------------------------------------------
     Balance, end of period                                                       3,513         $        11.24
     ===========================================================================================================

     The Trust recorded year-to-date compensation expense and contributed surplus of $3.5 million ($0.6 million in the second quarter of 2004), based on the June 30, 2004 trading price of $15.35, for three million rights issued on or after January 1, 2003. This compensation expense and contributed surplus amount was then reduced by $0.1 million ($0.02 million in the second quarter of 2004) for rights issued on or after January 1, 2003 that were subsequently cancelled prior to vesting. The contributed surplus amount was further reduced by $1.3 million ($1.3 million in the second quarter of 2004) for rights exercised in the period. These amounts were reclassified to Unitholders' Equity. Of the 3,013,569 rights issued on or after January 1, 2003 that were subject to recording compensation expense, 176,933 rights have been cancelled and 400,332 rights have been exercised to June 30, 2004.

     For rights granted in 2002, the Trust has disclosed proforma results as if the amended accounting standard had been applied retroactively.


                                                            ARC Energy Trust  39

     -----------------------------------------------------------------------------------------------------------
                                                                  Three Months Ended           Six Months Ended
                                                                        June 30                     June 30
     PRO FORMA RESULTS                                              2004        2003           2004        2003
     -----------------------------------------------------------------------------------------------------------
     Net income as reported                                       51,181     128,159         91,303     194,201
     Less:  compensation expense for rights issued in 2002            40         179          1,110         179
     -----------------------------------------------------------------------------------------------------------
     Pro forma net income                                         51,141     127,980         90,193     194,022
     Basic net income per trust unit
         As reported                                                0.28        0.85           0.50        1.37
         Pro forma                                                  0.28        0.85           0.49        1.37
     -----------------------------------------------------------------------------------------------------------
     Diluted net income per trust unit
         As reported                                                0.27        0.79           0.49        1.32
         Pro forma                                                  0.27        0.79           0.48        1.32
     ===========================================================================================================


10.  WHOLE TRUST UNIT INCENTIVE PLAN

     In March 2004, the Board of Directors, upon recommendation of the Compensation Committee, approved a new Whole Trust Unit Incentive Plan (the "Whole Unit Plan") to replace the existing Trust Unit Incentive Rights Plan for new awards granted subsequent to March 31, 2004. The new Whole Unit Plan will result in employees receiving cash compensation in relation to the value of a specified number of underlying notional trust units. The Whole Unit Plan consists of Restricted Trust Units ("RTU's") for which the number of trust units is fixed and will vest over a period of three years and Performance Trust Units ("PTU's") for which the number of trust units is variable and will vest at the end of three years. The Trust issued 188,602 RTU's and 127,123 PTU's upon inception of the plan on April 15, 2004 to employees and officers. During the second quarter, 1,100 RTU's were cancelled whereby there were 314,625 RTU's and PTU's outstanding under the plan at June 30, 2004.

     Upon vesting, the employee is entitled to receive a cash payment based on the fair value of the underlying trust units plus accrued distributions. The cash compensation issued upon vesting of the PTU's is dependent upon the future performance of the Trust compared to its peers based on certain key industry benchmarks. The cash compensation issued upon vesting of the PTU's may range from 0.25 to two times the number of the PTU's originally granted.

     The fair value associated with the RTU's and PTU's will be expensed in the statement of income over the vesting period. As the value of the RTU's and PTU's is dependent upon the trust unit price, the expense recorded in the statement of income may fluctuate over time.

     The Trust recorded compensation expense of $0.7 million, based on the June 30, 2004 unit price of $15.35, distributions of $0.45 per unit during the quarter and management's estimate of the number of PTU's to be issued on maturity.


11.  NET INCOME PER TRUST UNIT

     Net income per trust unit has been determined based on the following:

     -----------------------------------------------------------------------------------------------------------
                                                                  Three Months Ended           Six Months Ended
                                                                        June 30                     June 30
                                                                    2004        2003           2004        2003
     -----------------------------------------------------------------------------------------------------------
     Weighted average trust units                                181,949     142,527        181,118     135,467
     Trust units issuable on conversion of exchangeable shares     3,049       3,019          3,049       3,019
     -----------------------------------------------------------------------------------------------------------
     Weighted average trust units and exchangeable shares        184,998     145,546        184,167     138,486
     Dilutive impact of rights                                     1,604      16,878          1,840       8,860
     -----------------------------------------------------------------------------------------------------------
     Dilutive trust units and exchangeable shares                186,602     162,424        186,007     147,346
     ===========================================================================================================

     Net income per trust unit for the three and six months ending June 30, 2003 was adjusted for interest paid on convertible debentures.


40      ARC Energy Trust

12.  INCOME TAXES

     During the first quarter of 2004, the Alberta government enacted a reduction in corporate income tax rates. Effective April 1, 2004 the provincial corporate income tax rate decreased to 11.5 per cent from 12.5 per cent. As a result of this reduction, the Trust's income tax rate applied to temporary differences decreased to approximately 34.5 per cent compared to approximately 35 per cent as at December 31, 2003.

     In the second quarter, the Trust recorded a future income tax liability of $7.3 million on the acquisition of United Prestville Ltd., a private corporation. The future income tax liability was based on the difference between the fair value of the acquired assets of $33.5 million and the tax basis of $19.3 million. The future income tax liability was recorded as part of the acquisition cost to property, plant and equipment.

     The future income tax recovery of $21.2 million in 2004 included a recovery of $3.2 million attributed to the reduction in future income tax rates and an $11.7 million recovery due to a net liability for financial commodity and foreign currency contracts of $ 33.6 million under new hedge accounting standards.


13.  OTHER LONG-TERM LIABILITIES

                                                        2004              2003
     ---------------------------------------------------------------------------
     Commodity and foreign currency contracts             --             4,883
     Retention bonuses                                 3,000             3,000
     Accrued long-term incentive compensation            417                --
     ---------------------------------------------------------------------------
     Total other long-term liabilities                 3,417             7,883
     ===========================================================================

     The commodity and foreign currency contracts relate to a natural gas fixed price contract that was assumed upon acquisition of Startech in 2001. This balance is being amortized to earnings to October 2004. The remaining balance of $1.4 million at June 30, 2004 is included in current liabilities.

     The retention bonuses arose upon internalization of the management contract in 2002. The long-term portion of retention bonuses will be paid in August 2005 through August 2007.

     The accrued long-term incentive compensation represents the long-term portion of the Trust's estimated liability for the Whole Unit Plan as at June 30, 2004. This amount is payable in 2006 through 2007.


                                                            ARC Energy Trust  41

--------------------------------------------------------------------------------
CORPORATE AND UNITHOLDER INFORMATION
--------------------------------------------------------------------------------

DIRECTORS                                    EXECUTIVE OFFICE                      CORPORATE CALENDAR

Mac H. Van Wielingen (1) (3) (4)             ARC Resources Ltd.                    2004
Chairman                                     2100, 440 - 2nd Avenue S.W.           July 17       Announcement of
                                             Calgary, Alberta T2P 5E9                            Q3 Distribution
Walter DeBoni (1) (4) (5)                                                                        Monthly Amounts
Vice-Chairman                                Telephone: (403) 503-8600
                                             Toll Free: 1-888-272-4900             August 5      2004 Q2 Results
John P. Dielwart                             Facsimile: (403) 503-8609
President and Chief Executive Officer        Website: www.arcresources.com         October 17    Announcement of
                                             E-Mail: ir@arcresources.com                         Q4 Distribution
John M. Beddome (2) (4)                                                                          Monthly Amounts

Frederic C. Coles (2) (3) (5)                                                      STOCK EXCHANGE LISTING

Fred J. Dyment (1) (2)                       TRUSTEE AND TRANSFER AGENT            The Toronto Stock Exchange

Michael M. Kanovsky (1) (2)                  Computershare Trust Company of        Trading Symbols:
                                             Canada                                AET.UN    (Trust Units)
John M. Stewart (3) (4) (5)                  600, 530 - 8th Avenue S.W.            ARX       (Exchangeable Shares)
                                             Calgary, Alberta T2P 3S8
(1) Member of Audit Committee                Telephone: (403) 267-6800
(2) Member of Reserve Audit Committee                                              INVESTOR INFORMATION
(3) Member of Human Resources and
    Compensation Committee                                                         Visit our website at
(4) Member of Policy and Board Governance    AUDITORS                              www.arcresources.com
    Committee
(5) Member of Management Advisory Committee  Deloitte & Touche LLP                 or contact:
(6) Health, Safety and Environment           Calgary, Alberta                      Investor Relations
    Committee                                                                      (403) 503-8600 or
                                                                                   1-888-272-4900 (Toll Free)
OFFICERS                                     ENGINEERING CONSULTANTS
                                                                                   PRIVACY OFFICER
John P. Dielwart                             Gilbert Laustsen Jung Associates
President and Chief Executive Officer        Ltd.                                  Susan D. Healy
                                             Calgary, Alberta                      privacy@arcresources.com
Doug J. Bonner                                                                     Facsimile: (403) 509-7260
Vice-President, Engineering

David P. Carey                               LEGAL COUNSEL
Vice-President, Business Development
                                             Burnet Duckworth & Palmer LLP
Susan D. Healy                               Calgary, Alberta
Vice-President, Corporate Services

Steven W. Sinclair
Vice-President, Finance                      [GRAPHIC OMITTED]                     [GRAPHIC OMITTED]
and Chief Financial Officer                  [LOGO -- VCR-MVR INC.]                [LOGO -- 2003 MEMBER OF CAPP
                                                                                    STEWARDSHIP INITIATIVE]
Myron M. Stadnyk                             [GRAPHIC OMITTED]
Vice-President, Land and Operations          [LOGO - GOLD CHAMPION                       Members commit to
                                                     LEVEL REPORTER]                continuous improvement in
Allan R. Twa                                                                             the responsible
Corporate Secretary                             Canada's Climate Change              management, development
                                             Voluntary Challenge and Registry.       and use of our natural
Danny G. Geremia                             The industry's voluntary effort to    resources; protection of our
Treasurer                                     reduce greenhouse gas emissions      environment; and, the health
                                               and document the efforts year        and safety of our workers
                                                       over year.                     and the general public.